Exhibit 99.2

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS TO BE HELD ON

TUESDAY, MAY 9, 2023

AND

MANAGEMENT PROXY CIRCULAR

April 6, 2023

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be conducted online only through a live audio webcast at https://meetnow.global/MW4GHQG on Tuesday, May 9, 2023, at 10:00 a.m. (Eastern Time) for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2022, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)

to consider and, if deemed advisable, to pass Resolution 2023-1 (the text of which is attached as Appendix “A” to the accompanying Management Proxy Circular), with or without amendments, approving amendments to the share option plan of the Corporation, the whole as described in the accompanying Management Proxy Circular; and

(5)	to transact such other business as may properly come before the Meeting.

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast at https://meetnow.global/MW4GHQG. Shareholders will not be able to attend the meeting in person. All persons registered as shareholders on the records of the Corporation on April 4, 2023 (the “Record Date”) and duly appointed proxyholders are entitled to receive notice of the Meeting and attend, participate and vote at the Meeting online.

Persons who are shareholders of the Corporation but who are not registered on the records of the Corporation (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder are able to attend the Meeting online as “guests” only but are not able to vote at the Meeting or any adjournment thereof.

No person who becomes a shareholder of record after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

A shareholder who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your common shares, including if you are a shareholder who is not registered on the records of the Corporation and wish to appoint yourself as a proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder.

Failure to register the proxyholder will result in the proxyholder not receiving a Username to vote at the Meeting. Without a Username, proxyholder will not be able to vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/Theratech and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

All proxy forms must be returned to the attention of the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 5, 2023.

As a shareholder of the Corporation, it is very important that you read the accompanying Management Proxy Circular dated April 6, 2023, and other Meeting materials carefully. The Management Proxy Circular and the other Meeting materials contain important information with respect to voting your common shares and attending and participating at the online Meeting.

DATED at Montreal, Québec, Canada, April 6, 2023.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) Jocelyn Lafond Jocelyn Lafond General Counsel and Corporate Secretary Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec, Canada H3A 1T8

MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular (the “Circular”) is given as at April 6, 2023, except as otherwise noted. In this Circular, the symbol “$” refers to the American dollar and the symbol “CAN $” or “CAD” refers to the Canadian dollar.

TABLE OF CONTENTS

ITEM I. INFORMATION RELATING TO VOTING	1
Who is soliciting my proxy?	1
Who can vote at the Meeting?	1
What will I be voting on?	1
How will the matters to be discussed at the Meeting be voted on?	1
Am I a registered shareholder or a non-registered shareholder?	1
How do I vote?	2
Appointment of a Third Party as Proxy	2
How do I attend and participate at the Meeting?	4
How can I deposit my proxy?	4
How can I revoke my proxy?	5
Who can I call with questions?	5
Voting Securities and Principal Holders	5
ITEM II. SUBJECTS TO BE TREATED AT THE MEETING	6
1. Receipt of Financial Statements	6
2. Election of Directors	6
3. Appointment of Auditors	24
4. Amendments to Share Option Plan	24
5. Other Matters to be Acted Upon	27
ITEM III. COMPENSATION	28
1. Compensation Discussion & Analysis	28
2. Summary Compensation Table	41
3. Incentive Plan Awards	45
4. Termination and Change of Control Provisions	48
5. Performance Graph	55
ITEM IV. CORPORATE GOVERNANCE DISCLOSURE	56
ITEM V. OTHER INFORMATION	63
1. Audit Committee Information	63
2. Shareholder Proposals	63
3. Additional Documentation	64
4. Approval by the Board	65
APPENDIX A RESOLUTION 2023-1 – SHARE OPTION PLAN	66
SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN	68
APPENDIX B MANDATE OF THE BOARD OF DIRECTORS	79
APPENDIX C DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY	82
APPENDIX D NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER	84
APPENDIX E COMPENSATION COMMITTEE CHARTER	88
APPENDIX F AUDIT COMMITTEE CHARTER	92

ITEM I.	INFORMATION RELATING TO VOTING

The following question and answer sections of the Circular provide guidance on how to vote your common shares (the “Common Shares”) at the annual meeting of shareholders of Theratechnologies Inc. (the “Corporation” or “Theratechnologies”) to be conducted online only through a live audio webcast at https://meetnow.global/MW4GHQG on Tuesday, May 9, 2023, at 10:00 a.m. (Eastern Time) (the “Meeting”).

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation of proxies will be made primarily by mail. However, the Corporation has retained the services of TMX Investors Solutions Inc. (“TMXIS”) to assist in soliciting your proxy. TMXIS will solicit proxies by telephone, telecopy, e-mail or in person. TMXIS will be compensated for its services and the Corporation estimates that those costs will not be material. The entire cost of solicitation will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related material to beneficial owners of Common Shares.

Who can vote at the Meeting?

Only holders of record of Common Shares as of the close of business on April 4, 2023 (the “Record Date”) are entitled to receive notice of, attend, participate and vote at, the Meeting or any adjournment thereof.

No person becoming a shareholder of the Corporation after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

What will I be voting on?

The purpose for which the Meeting has been convened is set forth in the notice of meeting dated April 6, 2023 (the “Notice of Meeting”).

How will the matters to be discussed at the Meeting be voted on?

We refer you to each section of the matters to be presented at the Meeting for a description of the votes necessary to adopt or pass a resolution in order to decide each such matters.

Am I a registered shareholder or a non-registered shareholder?

Registered holders of Common Shares (the “Registered Shareholders”) hold Common Shares of the Corporation registered in their names with the Corporation’s transfer agent, Computershare, and such Common Shares are generally evidenced by a share certificate or direct registration statement.

Non-registered holders of Common Shares (the “Non-Registered Shareholders”) beneficially own their Common Shares through a depositary or nominee such as a trustee, financial institution or securities broker (the “Intermediaries”). If your Common Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Non-Registered Shareholder. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries to ensure that their Common Shares are voted at the Meeting in accordance with such Non-Registered Shareholder’s instructions.

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 1 THERATECHNOLOGIES INC.

How do I vote?

1.	Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-Registered Shareholders should also carefully follow all instructions provided by their Intermediaries to ensure their Common Shares are voted at the Meeting.

The persons named in the form of proxy and voting instruction form are directors of the Corporation. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Corporation, by inserting another person’s name in the blank space provided in the form of proxy or voting instruction form. See “Appointment of a Third Party as Proxy” below.

The persons named or appointed in the form of proxy will vote (or withhold from voting, where applicable) your Common Shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the Common Shares referred to in your form of proxy will be exercised FOR the matters mentioned in the attached Notice of Meeting.

Furthermore, the enclosed form of proxy confers upon the proxyholder a discretionary power with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to all other matters which may properly come before the Meeting, or any continuation after adjournment thereof. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

2.	Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How do I attend and participate at the Meeting” below.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Non-Registered Shareholders of the Corporation and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. If you are a Non-Registered Shareholder and wish to vote at the Meeting, you MUST appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See “Appointment of a Third Party as Proxy” and “How do I attend and participate at the Meeting” below.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “Third Party Proxyholder”) other than the nominees set forth in the form of proxy or voting instruction form as proxyholder, including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 2 THERATECHNOLOGIES INC.

Shareholders who wish to appoint a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their form of proxy or voting instruction form (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering the Third Party Proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the Third Party Proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

•

Step 1: Submit your form of proxy or voting instruction form: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Investor Services Inc. (“Computershare”) with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below for additional details.

•

Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit http://www.computershare.com/Theratech prior to 5:00 p.m. (Eastern time) on May 5, 2023, and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Meeting.

If you are a Non-Registered Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “How do I attend and participate at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “How do I attend and participate at the Meeting?”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to service@computershare.com (if by email), or Computershare Investor Services Inc., 1500 Robert-Bourassa Boulevard, Montreal, Québec H3A 3S8 (if by courier), and in both cases, must be labeled as “legal proxy” and received prior to 5:00 p.m. (Eastern time) on May 5, 2023.

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 3 THERATECHNOLOGIES INC.

How do I attend and participate at the Meeting?

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via a live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to vote at the Meeting and to ask questions thereat, shareholders must have a valid Username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetnow.global/MW4GHQG. Such persons may then enter the Meeting by clicking “I have a login” and by entering a Username before the start of the Meeting:

•	Registered Shareholders: The control number located on the form of proxy or in the email notification you received is the Username.

If as a Registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you can only enter the Meeting as a “guest” and you will not be able to vote and ask questions at the Meeting.

•	Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by email after the voting deadline has passed.

Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend as a “guest” only and will not be able to vote at the Meeting.

Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy” above.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST also submit your legal proxy to Computershare. See “Appointment of a Third Party as Proxy” above.

If you attend the Meeting and are entitled to vote thereat, it will be important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow enough time to check into the Meeting online and complete the related procedure.

How can I deposit my proxy?

Your proxy can be submitted to Computershare either in person, or by mail or courier, to 1500 Robert-Bourassa Boulevard, Montreal, Quebec H3A 3S8, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare prior to 5:00 p.m. (Eastern time) on May 5, 2023, or if the Meeting is adjourned, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned Meeting.

If you have received a voting instruction form, you should carefully follow the instructions set out therein to ensure that your Common Shares are voted at the Meeting in accordance with your instructions. If you are a Non-Registered Shareholder, you should also carefully follow the instructions provided by your Intermediary to ensure that your Common Shares are voted at the Meeting in accordance with your instructions.

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 4 THERATECHNOLOGIES INC.

How can I revoke my proxy?

If you are a Registered Shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting. If as a Registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you can only enter the Meeting as a “guest” and you will not be able to vote and ask questions at the Meeting.

If you are a Non-Registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your Intermediary.

Who can I call with questions?

If you have questions about the information contained in this Circular, please contact:

TMX Investors Solutions Inc.,

Toll-free in North America at 1(800) 515-4507

Outside North America, call direct at 1((201) 806-7301

or by email at info_tmxis@TMX.com.

If you require assistance in completing your form of proxy, please contact Computershare, toll-free at 1-800-564-6253, or by email at service@computershare.com, or by mail at:

Computershare Investor Services Inc.

1500 Robert-Bourassa Boulevard

Montreal, Québec H3A 3S8

Voting Securities and Principal Holders

As at April 6, 2023, there were 96,806,299 Common Shares of the Corporation issued and outstanding. The Common Shares are the only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share entitles its holder to one vote with respect to the matters voted on at the Meeting.

Holders of Common Shares whose names are registered on the list of shareholders of the Corporation as at 5:00 p.m. (Eastern time) on April 4, 2023, being the date fixed by the Board of Directors for determination of the registered holders of Common Shares who are entitled to receive Notice of the Meeting and to vote at the Meeting, will be entitled to exercise their voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any continuation after adjournment thereof.

To our knowledge, based on a Schedule 13G/A filed by Soleus Capital Master Funds, L.P. (“Soleus”) with the Securities and Exchange Commission of the United States, Soleus beneficially owns, or controls or directs control, directly or indirectly, over more than ten percent (10%) of the outstanding Common Shares of the Corporation.

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 5 THERATECHNOLOGIES INC.

ITEM II.	SUBJECTS TO BE TREATED AT THE MEETING

1.	Receipt of Financial Statements

The consolidated financial statements for the fiscal year ended November 30, 2022, together with the auditors’ report thereon will be presented at the Meeting. The financial statements have already been mailed to you if you requested them, prior to the mailing of this Circular. The financial statements are also available as part of the Corporation’s filings on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov as an exhibit to our Form 40-F dated February 28, 2023. No vote is required on this matter.

2.	Election of Directors

Composition of the Board of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board”) must consist of a minimum of three (3) and a maximum of twenty (20) directors. The Board is currently comprised of nine (9) directors.

Advance Notice By-Law

On June 12, 2020, the Board adopted By-Law No. 4 (the “Advance Notice By-Law”). The Advance Notice By-Law was approved by the shareholders on July 16, 2020.

The purpose of the Advance Notice By-Law is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. In particular, the Advance Notice By-Law sets a period of at least (30) days prior to the date of an annual meeting of shareholders, or of any postponement or adjournment thereof, at which directors are to be elected for the submission to the Corporation by shareholders of a notice of director nominations. It also sets forth the information that a shareholder must include in the notice for it to be valid.

The Advance Notice By-Law will allow the Corporation to receive adequate prior written notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees’ qualifications and suitability to act as directors. It will also facilitate an orderly and efficient meeting process.

Majority Voting Policy

The Board adopted a majority voting policy (the “Majority Voting Policy”) regarding the election of directors pursuant to which a nominee for election as a director of the Corporation who receives a greater number of votes “withheld” than votes “for” will have to tender his/her resignation to the Board immediately following the meeting of shareholders at which the director was a nominee for election. The Board will determine whether to accept such resignation or not. The Board will make its decision and announce it in a press release within ninety (90) days following the meeting of shareholders. The director who tendered his/her resignation will not be part of any committee or Board deliberations pertaining to his/her resignation. The Majority Voting Policy only applies in circumstances involving an uncontested election of directors.

An “uncontested election of directors” means an election of directors in respect of which (i) the number of director nominees is the same as the number of directors proposed by management to be elected to the Board; (ii) no person other than those nominees who are part of the candidates proposed by management listed in a management circular is proposed at a meeting as a candidate for directorship; or (iii) no proxy materials are circulated in support of one or more nominees who are not part of the candidates proposed by management.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 6 THERATECHNOLOGIES INC.

Nominees

All of the nominees mentioned below for the director positions of the Corporation are elected for a one-year term ending at the next annual meeting of shareholders or when his/her successor is elected, unless he/she resigns or the position becomes vacant as a result of death, dismissal or otherwise, prior to said meeting.

Management proposes that nine (9) directors be elected at the Meeting. Management does not contemplate that any of the nominees listed in the table below will be unable to fulfill his/her mandate as director.

The following table sets forth, for each nominee, the following information:

•	his/her name;

•	his/her age;

•	his/her municipality/city/province/state of residence;

•	his/her independence from the Corporation;

•	the date he/she became a director;

•	his/her principal occupation;

•	his/her biography;

•	his/her areas of expertise;

•	his/her memberships on the committees of the Board of the Corporation;

•	the number of Board and committee meetings attended in the fiscal year ended November 30, 2022, while acting as a director and committee member;

•

the number of Common Shares, deferred share units (“DSUs”), stock options, common share purchase warrants (“Warrants”) and convertible notes (“Notes”) held or controlled as at the date of this Circular;

•	his/her compliance with the Shareholding Policy as at November 30, 2022;

•	whether he/she acts as a director of other public companies; and

•	whether he/she acts as a director of a private organization involved in the healthcare industry.

Some of the information set out in the table below with respect to the nominees is not within the knowledge of the Corporation and was provided by each nominee. The information relating to the number of Common Shares, DSUs, stock options, Warrants and Notes held by the nominees in the table below is at the date of this Circular and is based exclusively on reports filed on the Canadian System for Electronic Disclosure by Insiders as at that date.

Unless instructions are given to withhold from voting with regard to the election of one or more nominees to act as directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of each of the nominees whose names are set out in the table below.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 7 THERATECHNOLOGIES INC.

Joseph Arena

Age: 68

Norristown, Pennsylvania,

USA

Independent

Director since:

May 13, 2021

Areas of Expertise:

•  Regulatory Affairs

•  Drug Development

•  Medical Education

•  Management

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation                         Corporate Director

Joseph Arena was Vice President, Oncology Products, Global Regulatory Affairs at Pfizer, Inc. (“Pfizer”) between 2018 and 2021. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in oncology. The group was responsible for regulatory strategy and registration of products globally. His tasks included providing guidance on the worldwide regulatory requirements for registration of new chemical entities and new claims, identification of pharmaceutical, toxicological and clinical developmental issues and problem resolution, overseeing the preparation of high quality, effective regulatory submissions, providing oversight and input for all communications agencies and leading scientific teams in direct negotiations with agencies on all issues of product development, product registration and labeling (including post-marketing surveillance).

Prior to acting as Vice President, Oncology Products, Global Regulatory Affairs, he acted as Vice President, Cardiovascular and Metabolic Products, between 2016 and 2018 when he joined the Pfizer Worldwide Safety and Regulatory organization. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in Cardiovascular and Metabolic Diseases. The group was responsible for regulatory strategy and registration of products globally.

Prior to joining Pfizer, he was at Merck and Co. Inc. (“Merck”) where he held the role of Vice President, Therapeutic Area Lead Oncology, Immunology and in vitro Diagnostics from 2015 to 2016. His team provided global leadership to development teams for oncology and immunology products and in vitro diagnostics across the portfolio. The group was responsible for regulatory strategy and registration of Merck’s products globally with a focus on the United States, European Union, China and Japan.

Mr. Arena began his career as a research scientist in 1989 at Merck Research Laboratories in Rahway, New Jersey. In 1996, he moved to a position in Regulatory Affairs International focusing primarily on Merck’s cardiovascular products. He eventually assumed management and leadership roles with Regulatory Affairs International, including management of therapeutic areas in Diabetes, Neuroscience, Atherosclerosis and Cardiovascular.

Mr. Arena received his B.S. in Pharmacy from St. John’s University in Queens, New York. After four (4) years in community and hospital settings, he attended the University of Medicine and Dentistry of New Jersey and received a Ph.D. in Pharmacology, followed by a post-doctoral fellowship in the Physiology Department at the University of Rochester in New York.

Committee Membership and Meetings Attended in Fiscal Year 2022			#	%
Board of Directors			13	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
15,000	Nil	35,909	Nil	Nil
Committees of the Board of Directors
Member of the Compensation Committee(1)

(1)	Mr. Arena was appointed a member of the Compensation Committee effective March 1, 2023.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 8 THERATECHNOLOGIES INC.

Frank A. Holler

Age: 66

Summerland, B.C.,

Canada

Independent Director since:

June 23, 2021

Areas of Expertise:

•  Corporate Finance

•  Life Sciences

•  Management

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

•  Sernova Corp.; and

•  Delivra Health Brands

Inc.

Private Healthcare Organization

Directorship:

None

Principal Occupation                                     President and CEO, Ponderosa Capital Inc.

Frank A. Holler is currently the President & CEO of Ponderosa Capital Inc. He previously served as Chairman & CEO of BC Advantage Funds (VCC) Ltd., a venture capital firm investing in emerging technology companies in British Columbia.

He also served as President and CEO of Xenon Pharmaceuticals Inc. from 1999 to 2003 after having been President and CEO of ID Biomedical Corporation from 1991 to 1998. In addition, he was a founding director of Angiotech Pharmaceuticals.

Prior to working in biotechnology and healthcare, Mr. Holler was a Vice-President of Investment Banking with Merrill Lynch Canada and Wood Gundy Inc. (now CIBC World Markets).

Mr. Holler is a member of the board of directors of two additional public companies: Sernova Corp. in Ontario, Canada, and Delivra Health Brands Inc. in British Columbia, Canada.

Mr. Holler holds an MBA and BA (Economics) from the University of British Columbia.

Committee Membership and Meetings Attended in Fiscal Year 2022			#	%
Board of Directors			13	100
Audit Committee			4	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
39,000	5,300	35,909	Nil	Nil
Committees of the Board of Directors
Member of the Audit Committee

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 9 THERATECHNOLOGIES INC.

Gérald A. Lacoste

Age: 79

Ste-Adèle,

Québec, Canada

Independent

Director since:

February 8, 2006

Areas of Expertise:

•  Securities and Market Regulation

•  Corporate Governance

•  Mergers & Acquisitions

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

None

Private Healthcare Organization

Directorship:

None

Principal Occupation                         Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste has been a member of the North American Free Trade Agreement arbitration panel and is currently a corporate director.

He holds a B.A. and a LL.L. from Université de Montréal and a LL. M. from University of London (University College).

Committee Membership and Meetings Attended in Fiscal Year 2022			#	%
Board of Directors			13	77
Audit Committee			4	75
Nominating and Corporate Governance Committee			2	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
100,000	21,936	105,913	Nil	45,000
Committees of the Board of Directors
Chair of Nominating and Corporate Governance Committee
Member of the Audit Committee

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 10 THERATECHNOLOGIES INC.

Paul Lévesque

Age: 59

Westmount,

Québec, Canada

Non-Independent Director since:

April 6, 2020

Areas of Expertise:

•  Pharmaceutical Industry

•  Sales and Marketing

•  Management

•  Human Resources

Compliance with Shareholding Policy:

N.A.

Other Public Company Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation                          President and Chief Executive Officer of the Corporation

Paul Lévesque has built an enviable reputation in the pharmaceutical industry both here and abroad. He is recognized for his track record at delivering growth.

Paul has worked in the research-based pharmaceutical industry since 1985. He started with Upjohn Canada and then joined Pfizer Canada in 1992. He went on to occupy increasingly senior positions within the organization including as Vice President of Marketing in Canada and in France, Country Manager for Canada, Chief Marketing Officer for the U.S. in Primary Care and as Regional President in Asia-Pacific for the innovative division of Pfizer.

He also assumed the role of Global President and General Manager for the Rare Disease Unit until he joined Theratechnologies on April 6, 2020. Paul holds a BSc in biochemistry from Laval University and a Diploma in Management from McGill University.

Meetings Attended in Fiscal Year 2022			#	%
Board of Directors			13	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
111,200	Nil	2,134,728	20,000	Nil
Committees of the Board of Directors
N.A.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 11 THERATECHNOLOGIES INC.

Gary Littlejohn

Age: 67

Lac-Tremblant-Nord,

Québec, Canada

Independent Director since:

October 15, 2018

Areas of Expertise:

•  Capital Markets

•  Corporate Governance

•  Corporate Finance

•  Risk Management

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

None

Private Healthcare Organization

Directorship:

None

Principal Occupation                         Corporate Director

From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice-president at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial. He held the position of Interim CEO at Helix BioPharma from October 2015 to January 2016. Mr. Littlejohn also served on the Board of several corporations including Helix BioPharma, ANB Invest, Aegera Pharmaceuticals, Ecopia Biosciences and The Montreal Exchange. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and an MBA from McGill University. He also completed the Director Education Program provided by the Canadian Institute of Corporate Directors in 2015. He is a retired lawyer of the Quebec Bar.

Committee Membership and Meetings Attended in Fiscal Year 2022			#	%
Board of Directors			13	100
Committee			4	100
Compensation Committee			6	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
19,060	26,456	68,667	Nil	Nil
Committees of the Board of Directors
Chair of the Compensation Committee(1)
Member of the Audit Committee

(1)	Mr. Littlejohn stepped down as the Chair and a member of the Compensation Committee effective March 1, 2023.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 12 THERATECHNOLOGIES INC.

Andrew Molson

Age: 55

Westmount, Québec,

Canada

Independent Director since:

October 16, 2020

Areas of Expertise:

•  Communications

•  Governance

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

•  Molson Coors Beverage Company; and

•  Dundee Corporation

Private Healthcare Organization Directorship:

None

Principal Occupation                         Corporate Director

Andrew Molson serves as chairman of AVENIR GLOBAL, an organization uniting seven strategic communications firms across Canada, the U.S., Europe and the Middle East. He is also chairman of Molson Coors Beverage Company and a member of the board of directors of Groupe Deschênes Inc., Dundee Corporation and the CH Group Limited Partnership, owner of Evenko and the Montreal Canadiens.

He previously served as a director of The Group Jean Coutu PJC Inc. from 2014 to 2018, as Chair of Molson Coors from May 2011 to May 2013 and as its Vice Chair from May 2009 to May 2011. Mr. Molson serves on several non-profit boards, including the Institute for Governance of Private and Public Organizations, Concordia University Foundation, the Québec Blue Cross, the Evenko foundation for emerging talent, the Montreal General Hospital Foundation and the Molson Foundation, a family foundation dedicated to the betterment of Canadian society.

Mr. Molson holds a Bachelor of Laws from Laval University (Quebec City). He also holds a Bachelor of Arts from Princeton University and a Master of Science in corporate governance and ethics from University of London (Birkbeck College).

Committee Membership and Meetings Attended in Fiscal Year 2022			#	%
Board of Directors			13	85
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
30,000	10,123	49,167	Nil	Nil
Committees of the Board of Directors
Member of the Compensation Committee(1)

(1)	Mr. Molson was appointed a member of the Compensation Committee effective March 1, 2023.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 13 THERATECHNOLOGIES INC.

Dawn Svoronos

Age: 69

Hudson, Québec

Canada

Independent Director since:

April 8, 2013

Areas of Expertise:

•  Pharmaceutical Industry

•  Commercialization of Drug Products

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

•  Xenon Pharmaceuticals Inc.; and

•  Adverum Biotechnologies, Inc.

Private Healthcare Organization Directorship:

•  AgNovos Healthcare LLC;

•  Acelyrin, Inc.; and

•  Teresa Dellar Palliative Care

Principal Occupation                 Corporate  Director – Chair of the Board of the Corporation

Ms. Dawn Svoronos worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos is a member of the board of directors of two other public companies: Xenon Pharmaceuticals Inc. in British Columbia, Canada, and Adverum Biotechnologies, Inc. in Redwood City, California.

Committee Membership and Meetings Attended in Fiscal Year 2022	#	%
Board of Directors	13	100
Compensation Committee	6	100
Nominating and Corporate Governance Committee	2	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
323,600	855	105,913	Nil	Nil
Committees of the Board of Directors
Member of the Compensation Committee(1) Member of Nominating and Corporate Governance Committee

(1)	Ms. Svoronos stepped down as a member of the Compensation Committee effective March 1, 2023.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 14 THERATECHNOLOGIES INC.

Alain Trudeau

Age: 63

Montréal, Québec, Canada

Independent Director since:

October 15, 2020

Areas of Expertise:

•  Accounting

•  Finance governance

•  Governance

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation                         Corporate Director

A fellow of the Quebec Chartered Professional Accountant Order, Alain Trudeau has had a distinguished career at Ernst & Young from 1982 to 2019 where he held the position of Managing Partner, Assurance Services, for EY offices in the Province of Quebec from 2008 to 2019. He was also responsible for the audit of many publicly-traded companies.

He currently serves on the board of directors of Loto-Québec, the Institut de médiation et d’arbitrage du Québec (IMAQ) and Blue Bridge Trust Company Inc.

From 2008 to 2019, Mr. Trudeau was a lecturer at the Collège des administrateurs de sociétés de l’Université Laval in Quebec City.

Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal.

Committee Membership and Meetings Attended in Fiscal Year 2022			#	%
Board of Directors			13	92
Audit Committee			4	100
Compensation Committee			6	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
19,300	33,737	49,167	2,500	Nil
Committees of the Board of Directors
Chair of Audit Committee Member of the Compensation Committee(1)

(1)	Mr. Trudeau stepped down as a member of the Compensation Committee effective March 1, 2023.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 15 THERATECHNOLOGIES INC.

Dale MacCandlish Weil

Age: 67

Baie d’Urfé,

Québec, Canada

Independent Director since:

May 16, 2017

Areas of Expertise:

•  Healthcare Industry

•  Commercialization of Products

•  Management Strategic Planning

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

•  Tetra Bio-Pharma Inc.

Private Healthcare Organization Directorship:

•  Teresa Dellar Palliative Care Residence;

•  Alliance des Maisons de Soins Palliatifs du Québec;

•  Association Québécoise de soins palliatifs; and

•  Canadian Hospice Palliative Care Association

Principal Occupation                         Corporate Director

Ms. Dale MacCandlish Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. From May 2018 to January 2020, Ms. Weil has been Managing Director of the Montreal Institute for Palliative Care (a branch of the Teresa Dellar Palliative Care Residence) and, in January 2020, she became Executive Director of the Teresa Dellar Palliative Care Residence and of the Montreal Institute for Palliative Care. She spent the prior 18 years of her career in management positions related to health care services such as distribution, pharmaceutical and retail pharmacy services. She worked with McKesson Canada Corporation, or McKesson, since August 1999 where she occupied the position of Vice President and Senior Vice President for various divisions of McKesson. She acted in an advisory role to the President from May 2015 to February 2018. Prior to May 2015, she acted as Senior Vice President Retail Management Services with McKesson from July 2014 to May 2015 and, from November 2011 to June 2014, she acted as Senior Vice President, Integrated Health Care Solutions, Strategy and Business Development with McKesson. Ms. Weil is a member of the board of directors of Tetra Bio-Pharma Inc., located in Ontario. Ms. Weil holds a Master’s in business administration from McGill University and has obtained her certification as a certified director after successfully completing the ICD Directors Education Program.

Committee Membership and Meetings Attended in Fiscal Year 2022	#			%
Board of Directors	13			100
Nominating and Corporate Governance Committee	2			100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Warrants (#)	Notes (US$)
31,840	5,531	90,913	Nil	2,000
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee Chair of the Compensation Committee(1)

(1)	Ms. Weil was appointed the Chair and a member of the Compensation Committee effective March 1, 2023.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 16 THERATECHNOLOGIES INC.

Directors Compensation

The Corporation has a compensation policy for its directors who are not employed on a full-time basis by the Corporation. Under the policy, directors are paid an annual retainer fee only. Annual retainer fees are paid quarterly on the first day of each calendar quarter. In addition, the Corporation’s compensation policy provides for the reimbursement of all reasonable expenses incurred by each director who are not employed on a full-time basis by the Corporation to attend meetings of the Board and meetings of the committees of the Board. Directors who are not employed on a full-time basis by the Corporation are also entitled to be granted options under the Option Plan (as defined below) as part of their annual compensation.

At a meeting of the Board of Directors held in November 2021, the Board decided to maintain the same annual fee-based retainer portion of the compensation paid to each director who is not employed on a full-time basis by the Corporation as that paid to such directors for the fiscal year ended November 30, 2021. At such meeting, the value of the annual equity retainer portion was set at $27,027 and the Board agreed to reserve for issuance 113,360 options for all directors who are not employed on a full-time basis by the Corporation as the annual equity retainer portion for their work during the fiscal year ending November 30, 2022.

In order to determine the number of options to be granted to each director who is not employed on a full-time basis by the Corporation for the fiscal year ending on November 30, 2022, the Board used the Black-Scholes model to calculate the value of an option. The calculation was made as at November 15, 2021. The Black-Scholes model is the most widely adopted and used option model. These 113,360 options were granted in December 2021.

The table below details the annual fee-based and annual equity-based compensation that was payable in the last fiscal year to the Corporation’s directors who were not employed on a full-time basis by the Corporation.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 17 THERATECHNOLOGIES INC.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2022
	Annual Retainer(1)	Value in Stock Options(1)
Annual Retainer to Chair of the Board	$127,413	$27,027
Annual Retainer to Board Members	$46,332	$27,027
Annual Retainer to Chair of the Audit Committee	$12,355	N.A.
Annual Retainer to Chair of the Compensation Committee	$9,266	N.A.
Annual Retainer to Chair of the Nominating and Corporate Governance Committee	$7,722	N.A.
Annual Retainer to Audit Committee Members	$6,177	N.A.
Annual Retainer to Compensation Committee Members	$3,088	N.A.
Annual Retainer to Nominating and Corporate Governance Committee Members	$3,088	N.A.

(1)	These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2022, where $1.00 = CAD 1.2950.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 18 THERATECHNOLOGIES INC.

The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2022, and the value thereof. These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2022, where $1.00 = CAD 1.2950.

Name	Fees earned	Share-based awards(1)		Option- based awards(2)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)	($)	($)	($)	($)
Joseph Arena(3)	46,332	—	—	27,027	—	—	—	73,359
Frank Holler	40,927	5,300	11,583	27,027	—	—	—	79,537
Gérald A. Lacoste	60,232	—	—	27,027	—	—	—	87,259
Paul Lévesque(4)	—	—	—	—	—	—	—	—
Gary Littlejohn	15,444	19,606	46,332	27,027	—	—	—	88,803
Andrew Molson	23,166	10,123	23,166	27,027	—	—	—	73,359
Dawn Svoronos	133,591	—	—	27,027	—	—	—	160,618
Alain Trudeau	15,444	19,606	46,332	27,027	—	—	—	88,803
Dale Weil	49,421	—	—	27,027	—	—	—	76,448

(1)	Share-based awards are composed of DSUs. DSUs are issued under the deferred share unit plan (the “DSU Plan”). See “Deferred Share Unit Plan” below.
(2)

Each director who was not employed on a full-time basis by the Corporation on December 2021 received 14,170 options having an aggregate value of $27,027. These options were issued on December 1, 2021, but at its November 2021 Board meeting, the Board determined the number of options to be issued based on the value of those options as at November 15, 2021, using the Black-Scholes model, and this column indicates the value as at that date and not as at the date of grant. In applying the Black-Sholes model to determine the value of those options as at November 15, 2021, the following assumptions were used:

(i)	Risk-free interest rate:	1.720%

(ii)	Expected volatility:	52.548%

(iii)	Average option life in years:	8 years

(iv)	Expected dividends:	—

(v)	Grant date share price:	CAD 4.30

(vi)	Option exercise price:	CAD 4.30

(vii)	Grant date fair value:	CAD 2.47

(3)

All cash-based compensation related to Mr. Arena’s directorship is paid to JP Arena Regulatory Consulting, LLC (“Consulting”), a company controlled by Mr. Arena, under the terms of a consulting agreement entered into between the Corporation and Consulting with an effective date of May 13, 2021.

(4)	No compensation was paid to Mr. Lévesque for acting as a director of the Corporation given his position as President and Chief Executive Officer of the Corporation.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 19 THERATECHNOLOGIES INC.

Outstanding Option-Based Awards and Share-Based Awards

The table below details all outstanding option-based awards and outstanding share-based awards as at November 30, 2022 for each of the directors who is not an employee of the Corporation.

	Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Joseph Arena	14,170	3.30	(3)	2031.12.01	—	—	—	—
Frank Holler	14,170	4.21		2031.12.01	—	—	—	11,496
Gérald A. Lacoste	15,000	2.45		2026.07.12	5,330	—	—	47,581
	15,000	6.73		2027.05.16	—
	7,246	9.56		2028.04.06	—
	8,900	8.76		2029.02.26	—
	10,600	3.22		2030.02.26	—
	13,258	3.93		2031.02.26	—
	14,170	4.21		2031.12.01	—
Gary Littlejohn	8,900	8.73		2029.02.26	—	—	—	57,385
	10,600	3.22		2030.02.26	—
	13,258	3.93		2031.02.26	—
	14,170	4.21		2031.12.01	—
Andrew Molson	13,258	3.93		2031.02.26	—	—	—	21,958
	14,170	4.21		2031.12.01	—
Dawn Svoronos	15,000	2.45		2026.07.12	5,330
	15,000	6.73		2027.05.16	—
	7,246	9.56		2028.04.06	—
	8,900	8.76		2029.02.26	—
	10,600	3.22		2030.02.26	—
	13,258	3.93		2031.02.26	—
	14,170	4.21		2031.12.01	—
Alain Trudeau	13,258	3.93		2031.02.26	2,902	—	—	73,178
	14,170	4.21		2031.12.01	—
Dale MacCandlish Weil	15,000	6.73		2027.05.16	—	—	—	11,997
	7,246	9.56		2028.04.06	—
	8,900	8.76		2029.02.26	—
	10,600	3.22		2030.02.26	—
	13,258	3.93		2031.02.26	—
	14,170	4.21		2031.12.01	—

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93), and the respective exercise price of the options. These amounts were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2022, where $1.00 = CAD 1.3508.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2022, is determined by multiplying the closing price of the Common Shares on the TSX as at November 30, 2022 (CAD 2.93) by the number of share-based awards held as at November 30, 2022. The actual payout value will vary based on the date on which the DSUs will be redeemed. The market value was calculated in CAD and was converted into U.S. dollars using the exchange rate as at November 30, 2022, where $1.00 = CAD 1.3508.

(3)

The exercise price of Joseph Arena’s stock options is denominated in U.S. dollars as Mr. Arena is a U.S. resident and the exercise price of his stock options is based on the closing price of the Corporation’s Common Shares on the NASDAQ.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 20 THERATECHNOLOGIES INC.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below details the value vested or earned during the fiscal year ended November 30, 2022 under each incentive plan for each of the directors who is not an employee of the Corporation.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Joseph Arena	Nil	Nil	—
Frank Holler(3)	Nil	10,693	—
Gérald A. Lacoste	Nil	Nil	—
Gary Littlejohn(4)	Nil	45,689	—
Andrew Molson(5)	Nil	22,586	—
Dawn Svoronos	Nil	Nil	—
Alain Trudeau(6)	Nil	45,689	—
Dale MacCandlish Weil	Nil	Nil	—

(1)

All options granted to directors vest as at the date of grant and the exercise price of these options was the closing price of the Common Shares on November 30, 2021, on the TSX (CAD 4.21). On December 1, 2021, the date of grant of the options, the closing price of the Common Shares on the TSX was CAD 4.02.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. 54,635 DSUs were issued in the last fiscal year. The value of share-based awards is determined by multiplying the closing price of the Common Shares on the TSX on the date(s) of grant by the number of share-based awards held as at such date since DSUs vest as at the date of grant. The value vested during the year was calculated in CAD and was converted into U.S. dollars using the exchange rate as at the date of grant. See notes (3), (4) and (5) below.

(3)	Mr. Holler elected to receive DSUs on October 17, 2022. On October 17, 2022, the closing price of the Common Shares on the TSX was CAD 2.77. As at October 17, 2022: $1.00 = CAD 1.373.
(4)

Mr. Littlejohn elected to receive 4,087 DSUs on February 28, 2022, 4,823 DSUs on May 2, 2022, 5,396 DSUs on July 19, 2022, and 5,300 DSUs on October 17, 2022. The table below details the closing price of the Common Shares on the TSX on each date of grant, as well as the exchange rate of $1.00 into CAD:

Date of Grant	Closing Price of Common Shares (CAD)	Exchange Rate
February 28, 2022	3.54	1.2698
May 2, 2022	3.18	1.2895
July 19, 2022	2.80	1.2904
October 17, 2022	2.77	1.373

(5)

Mr. Molson elected to receive 4,823 DSUs on May 2, 2022, and 5,300 DSUs on October 17, 2022. On May 2, 2022, and on October 17, 2022, the closing price of the Common Shares on the TSX was CAD 3.18 and CAD 2.77, respectively. As at May 2, 2022, and as at October 17, 2022: $1.00 = CAD 1.2895, and $1.00 = CAD 1.373, respectively.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 21 THERATECHNOLOGIES INC.

(6)

Mr. Trudeau elected to receive 4,087 DSUs on February 28, 2022, 4,823 DSUs on May 2, 2022, 5,396 DSUs on July 19, 2022, and 5,300 DSUs on October 17, 2022. The table below details the losing price of the Common Shares on the TSX on each date of grant, as well as the exchange rate of $1.00 into CAD:

Date of Grant	Closing Price of Common Shares (CAD)	Exchange Rate
February 28, 2022	3.54	1.2698
May 2, 2022	3.18	1.2895
July 19, 2022	2.80	1.2904
October 17, 2022	2.77	1.373

Directors and Executive Officers Shareholding Policy

In December 2010, the Board adopted a shareholding policy for its directors and executive officers (the “Shareholding Policy”) and the DSU Plan. The Shareholding Policy was suspended in April 2013.

In the 2017 fiscal year, the Board reinstated a revised DSU Plan for its directors and executive officers and a revised Shareholding Policy for its directors who are not employees of the Corporation. The revised Shareholding Policy requires that each newly appointed or elected director who is not an employee of the Corporation owns a number of Common Shares or DSUs having a value representing at least twice the value of his/her annual retainer to act as a Board member (three times for the Chair of the Board). Each director has four years to comply with the Shareholding Policy. Each director must acquire at least 25% of that value over each of those four years. The four year-period begins running from the fiscal year following the fiscal year during which an individual is newly appointed or elected as a director. The value is determined as at November 30 of each calendar year and is equal to the higher of the acquisition cost of a Common Share or DSUs and the fair market value of those Common Shares and DSUs as at November 30 of each year of such four-year period. Common Share value fluctuations do not require directors to purchase additional Common Shares or DSUs.

Directors’ Mandatory Retirement Policy

The Board has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for fifteen (15) consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. Mr. Gérald A. Lacoste is grandfathered from this policy.

Restrictions on Trading of Securities

The Corporation’s insider trading policy (the “Insider Policy”) prohibits anyone in possession of material undisclosed information from trading in the securities of the Corporation as well as from disclosing to a third party such material undisclosed information (tipping). The Insider Policy also contains restrictions on all directors and executive officers from trading in the Corporation’s securities during certain periods of the year (“Black-Out Periods”). Regularly-scheduled Black-Out Periods usually begins on the day immediately following the end of a fiscal quarter and ends on and including the first trading day following the date of disclosure of the financial results for that quarter. Notwithstanding the foregoing, the Black-Out Periods should not prevent the Corporation from (i) granting stock options and other equity awards to the Corporation’s personnel as part of the yearly operational and planning and budget approval processes, as approved by the Board in accordance with applicable laws and regulations; (ii) automatic purchases or dispositions in accordance with applicable laws and regulations pursuant to any written automatic plan established by the Corporation prior to the relevant periods; and (iii) issuing DSUs to the Corporation’s non-employee directors in accordance with the DSU Plan, as may be amended and/or restated from time to time, and the compensation policies of the Board which may then be in effect.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 22 THERATECHNOLOGIES INC.

The Insider Policy contains anti-hedging measures that prohibit directors, executive officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in (i) short-sales in the Corporation’s securities; (ii) derivative transactions in respect of the Corporation’s securities, including put and call options; or (iii) any other hedging or equity monetization transaction in which an individual’s economic interest and risk exposure in the Corporation’s securities is changed, including collars and forward sales contracts.

Finally, the Insider Policy prohibits directors, executive officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in speculative trading in short-term price fluctuations in the value of the Corporation’s securities.

Board Gender Diversity

In February 2017, the Board approved an amendment to the Charter of the Nominating and Corporate Governance Committee to embed in such Charter an obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee recruits candidates for directorship. Gender diversity is now one of the criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation. The Board did not implement a final policy setting forth a target for gender diversity.

As at November 30, 2022, two (2) women, one of whom acting as Chair, comprised the Board of Directors. As at that date, women represented 25% of all independent Board members and 22% of all Board members. See “Item IV – Corporate Governance Disclosure” below.

Indebtedness of Directors

As at the date hereof, none of the directors of the Corporation and proposed nominee for election as director of the Corporation is indebted to the Corporation. During the last fiscal year of the Corporation, none of the directors of the Corporation was indebted to the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management of the Corporation, except with respect to Mr. Frank Holler, no nominee (a) is, as at the date of the Circular, or has been within the ten (10) years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 23 THERATECHNOLOGIES INC.

Mr. Frank Holler was previously the Chair and the Chief Executive Officer of BC Advantage Funds, or BCAF, a venture capital fund investing in emerging technology companies. On July 5, 2013, Allon Therapeutics Inc., or Allon, one of BCAF’s publicly traded portfolio companies in which Mr. Holler acted as a director, made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) and a reorganization of its share structure was approved by the Supreme Court of British Columbia. Following this approval, all of Allon’s common shares were acquired by a third party and Allon’s common shares were delisted from the Toronto Stock Exchange on June 28, 2013. Mr. Holler ceased acting as a director of Allon effective July 16, 2013.

Mr. Frank Holler was also a director of Contech Enterprises Inc., or Contech, one of the privately held emerging technology companies forming part of the BCAF portfolio. On December 23, 2013, Contech made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) and a reorganization of its share structure was approved by the Supreme Court of British Columbia on January 26, 2015. The proposal was intended to facilitate a financing by a new lender and a debt restructuring that, taken together, would enable Contech to carry on its business for the foreseeable future. On March 6, 2015, the Court of Appeal of British Columbia overturned the approval of the proposal by the Supreme Court and placed Contech into bankruptcy. Mr. Holler ceased acting as a director of Contech effective March 6, 2015.

3.	Appointment of Auditors

The Corporation’s auditors for the current fiscal year must be elected at the Meeting. The Corporation proposes the appointment of KPMG LLP, Chartered Professional Accountants from Montreal, who have been the Corporation’s auditors since 1993. They will hold office until the next annual meeting of shareholders, or until their successors are appointed. The table below sets forth the fees paid to the auditors of the Corporation for the fiscal years ended November 30, 2022, and 2021, respectively:

Fees	Fiscal Year Ended November 30, 2022 (CAD)	Fiscal Year Ended November 30, 2021 (CAD)
Audit Fees(1)	750,615	639,382
Audit-Related Fees(2)	53,865	48,943
Tax Fees(3)	115,293	170,027
All Other Fees	—	—
Total:	919,773	858,352

(1)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews and work performed in connection with securities filings.
(2)	Refers to the aggregate fees billed for professional services provided by our external auditors for translation.
(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, transfer pricing, tax advice and tax planning.

Unless instructions are given to withhold from voting with regard to the appointment of the auditors, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation, and to authorize that compensation for their services be determined by the Board.

4.	Amendments to Share Option Plan

The share option plan (the “Option Plan”) was established on December 6, 1993, and was amended from time to time thereafter. The Option Plan currently provides that the maximum number of Common Shares that may be issued thereunder, together with any other security-based compensation arrangements (as defined in the TSX Company Manual) of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 24 THERATECHNOLOGIES INC.

On March 28, 2023, following a review of the Option Plan by the Board, and upon a recommendation from the Compensation Committee, the Board approved certain amendments to the Option Plan (the “2023 Amended Option Plan”), subject to approval by the TSX and by the shareholders of the Corporation, other than shareholders who are insiders, as defined in the Securities Act (Ontario) (“Insiders”) and that are entitled to receive a benefit under the Option Plan (the “Non-Eligible Shareholders”).

The proposed amendments relate to the increase in the number of Common Shares authorized to be issued under the 2023 Amended Option Plan as a percentage of the issued and outstanding Common Shares of the Corporation. If approved, the 2023 Amended Option Plan will provide that the Corporation may grant stock options representing, together with other securities issued pursuant to other security-based compensation arrangements of the Corporation, up to 17% of the issued and outstanding Common Shares. The proposed amendments would also increase the maximum number of Common Shares issuable to Insiders at any time as well as increase the limit to the number of Common Shares issued to Insiders within any one-year period, under the Option Plan and all other security-based compensation arrangements of the Corporation, in each case from 10% to 17% of the issued and outstanding Common Shares (collectively, the “Proposed Amendments”).

Under the current Option Plan and as at April 6, 2023, the Corporation is currently authorized to grant up to 9,680,629 stock options, representing 10% of the issued and outstanding Common Shares as at that date, of which 9,121,649 stock options (or 9.42% of the issued and outstanding Common Shares) are issued and outstanding. Therefore, there remains only 558,980 stock options (or 0.58% of the issued and outstanding Common Shares) available for future grants.

The Board believes that the Proposed Amendments are warranted for the following reasons:

•	stock options are a cost-effective incentive measure to align the interest of employees with those of shareholders of the Corporation;

•	stock options are a long-term compensation instrument that fosters the loyalty and retention of employees who are beneficiaries;

•

since 2020, the Corporation has decided to grant stock options to the vast majority of its employees in order to continue attracting talents and retaining employees in a difficult recruitment environment and scarcity of talented people;

•

stock options enable the Corporation to offer compensation package that are more attractive than some offered by its competitors as the Corporation’s employees have a meaningful opportunity to participate in the long-term growth of the Corporation;

•	the number of employees has increased over time and more stock options need to be available for future grants in order to accomplish the goals described above;

•

the price of the Common Shares is lower than it used to be and, therefore, more stock options must be granted to employees in order to provide a meaningful incentive value proposition to such employees and to be able to attract and retain talent;

•

the long-term incentive compensation paid to executive officers of the Corporation is below that paid to other executive officers of companies forming part of the Reference Market (as defined below) as per a report prepared by an independent firm retained by the Corporation in October 2021 (see “Item 3 – Compensation Discussion and Analysis” below); and

•	the Board desires to bring the long-term incentive compensation of its executive officers at the median when compared to that of executive officers of companies forming part of the Referenced Market.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 25 THERATECHNOLOGIES INC.

Amendments Requiring Shareholder Approval

In accordance with the requirements of the TSX and the provisions of the Option Plan, the Proposed Amendments require shareholder approval. Because the Corporation is proposing to increase (a) the maximum number of Common Shares issuable to Insiders at any time and (b) the limit to the number of Common Shares issued to Insiders within any one-year period, in each case, over 10% of the issued and outstanding Common Shares, Non-Eligible Shareholders will not be entitled to vote on the Proposed Amendments. As such, at the Meeting, the Corporation will be seeking approval from its shareholders (other than the Non-Eligible Shareholders) to implement the Proposed Amendments to the Option Plan, subject to the final approval of the TSX.

A summary of the 2023 Amended Option Plan, including the Proposed Amendments requiring shareholder approval, other than amendments of a clerical nature, along with a description of the principal terms and conditions of the Option Plan are described under the heading “Item IV – Compensation – Long-Term Incentive Programs – Description of Option Plan” below. Such summary and description do not purport to be exhaustive and are subject to and qualified in their entirety by the full text of the 2023 Amended Option Plan, a copy of which is set out as Schedule “A” to Resolution 2023-1, attached as Appendix “A” to this Circular.

In accordance with the requirements of the TSX, the votes attached to the Common Shares held by Non-Eligible Shareholders will not be counted as part of the votes required to pass Resolution 2023-1. As at April 6, 2023, the total number of Common Shares held by Non-Eligible Shareholders (who will not be entitled to vote on the passing of Resolution 2023-1) amounts to 813,372.

Recommendation of the Board

Shareholders (other than Non-Eligible Shareholders) are being asked to consider and, if deemed advisable, to pass Resolution 2023-1, with or without amendments, to approve the Proposed Amendments to the Option Plan. Resolution 2023-1 is attached as Appendix “A” to this Circular and a copy of the 2023 Amended Option Plan is attached as Schedule “A” to Resolution 2023-1. Resolution 2023-1 must be passed by an ordinary resolution of shareholders (excluding the votes of Non-Eligible Shareholders).

If Resolution 2023-1 to approve the Proposed Amendments to the Option Plan is passed by shareholders (other than Non-Eligible Shareholders) at the Meeting, the Proposed Amendments will be effective and come into force as of May 9, 2023, and the Corporation will be able to grant options pursuant to the 2023 Amended Option Plan. If Resolution 2023-1 is not passed by shareholders (other than Non-Eligible Shareholders) at the Meeting, none of the Proposed Amendments will come into force and the Corporation will be able to grant options only pursuant to the current Option Plan, without amendments.

For the reasons described above, the Board considers the Proposed Amendments to be appropriate and in the best interests of the Corporation. Therefore, the Board recommends that shareholders vote for the passing of Resolution 2023-1.

Unless instructions are given to vote against, or withhold from voting on, Resolution 2023-1, the persons whose names appear in the enclosed form of proxy will vote FOR the passing of Resolution 2023-1.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 26 THERATECHNOLOGIES INC.

5.	Other Matters to be Acted Upon

The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

The Corporation did not receive any proposals from shareholders within the time limits prescribed by the Act and, accordingly, none will be accepted at the Meeting, except as required under the Act.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 27 THERATECHNOLOGIES INC.

ITEM III.	COMPENSATION

The compensation of the directors and the executive officers of the Corporation is reviewed by the compensation committee (the “Compensation Committee”). For the fiscal year ended November 30, 2022, the Compensation Committee was comprised of three (3) independent directors, namely Gary Littlejohn, who has been acting as chair since August 7, 2019, Dawn Svoronos and Alain Trudeau. For the fiscal year ended November 30, 2022, the Compensation Committee held six (6) meetings. The mandate, obligations and duties of the Compensation Committee are described in Appendix “F” to this Circular.

1.	Compensation Discussion & Analysis

Objectives of the Compensation Program

Directors

The objectives of the compensation program of the Corporation (the “Compensation Program”) for directors of the Corporation aim at attracting and retaining directors.

Executive Officers

The objectives of the Compensation Program for the executive officers of the Corporation aim at attracting, retaining, engaging and rewarding executive officers. The Corporation is committed to an overall compensation policy that is competitive and drives business performance while taking into consideration shareholders’ interests.

What the Compensation Program is Designed to Reward

The Compensation Program is designed to reward executive officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and those of each executive officer, and (iii) enhancing shareholder value.

The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an executive officer may be used. The Corporation tries to provide its executive officers with total compensation at the median level of these other companies. To that end, from time to time, the Compensation Committee retains independent compensation consultants to benchmark the Compensation Program made available to its directors and executive officers. See “Compensation Consultants” below.

In designing the Compensation Program of executive officers, the Compensation Committee assesses the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing executive officers with short-term incentive awards and long-term incentive awards. Recommendations made by the Compensation Committee with respect to the Compensation Program are reviewed by the Board to ensure a fair balance between the short-term and long-term compensation components. For the fiscal year ended November 30, 2022, the Board did not identify any risk arising from the Corporation’s Compensation Program, its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 28 THERATECHNOLOGIES INC.

When and How Is Compensation Determined

Compensation is determined at the beginning of each fiscal year, usually in December. The Compensation Committee meets to determine and to recommend to the Board the base salary of executive officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its executive officers for the last completed fiscal year to determine whether an executive officer is entitled to the payment of a bonus. At such meeting, the Compensation Committee also assesses whether stock options should be granted to each executive officer and the number, if any. The determination by the Compensation Committee of (i) the annual base salary for the ensuing fiscal year; (ii) the payment of a bonus for the last completed fiscal year; and (iii) the grant (and number) of stock options for each executive officer is reviewed by the Board that has discretion to approve, disapprove or change the determination made by the Compensation Committee for each executive officer. The compensation of the President and Chief Executive Officer and of the Senior Vice President and Chief Financial Officer is reviewed by the Board.

From time to time, at such meeting the Compensation Committee will also discuss and review the compensation of the Board and its committees.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentive awards that take the form of stock option grants.

Annual Base Salary

Base salaries for each of the executive officers are based on the experience, expertise and competencies of each executive officer, as well as on a review from time to time of annual salaries paid to persons holding the position and/or playing roles in other organizations similar to those played by the executive officers of the Corporation. Base salaries may also be based on reports from compensation consultants retained by the Corporation from time to time.

Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each executive officer in helping the Corporation achieve its corporate objectives and to increase its value. Usually, bonuses are paid based on the achievement of the Corporation’s annual corporate objectives and the achievement of an executive officer’s objectives. The Compensation Committee has discretion in recommending the payment of bonuses to an executive officer based on his/her overall performance. Corporate objectives are usually set by the Board early in the fiscal year. Although corporate objectives are determined early in the fiscal year, the Board has discretion to change these corporate objectives during the fiscal year to take into consideration certain events that can occur during such a year leading to a change in priorities.

Long-Term Incentive Programs

The long-term incentive program of the Corporation for its directors and executive officers is comprised of the Option Plan and the DSU Plan.

Option Plan

The Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time to attract, retain and engage employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. See “Description of the Option Plan” below for a description of the Option Plan as well as of the Proposed Amendments submitted to shareholders for approval at the Meeting.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 29 THERATECHNOLOGIES INC.

The number of options granted under the Option Plan is determined by various factors, including: (i) the position held by each executive officer; (ii) the potential contribution of an executive officer in achieving the Corporation’s objectives; and (iii) the financial value of the options at the time of grant as part of the total compensation of an executive officer. When assessing whether stock options should be granted to an executive officer and the number to be granted, the Compensation Committee also factors in the number of stock options held by an executive officer, their vesting periods, expiry dates and exercise prices.

Compensation Consultant

In the fiscal year ended November 30, 2022, the Compensation Committee retained the services of PCI Compensation Consulting (“PCI”), an independent third-party consulting firm, for and on behalf of the Corporation, to update the executive compensation market positioning analysis conducted in the Fall of 2021, review the market long-term incentive plan practices and to benchmark the Director’s Compensation with reference market practice. The objective of the analysis was to determine if the base salary adjustments and the increased number of options awarded on December 1, 2021, bridged the gap to market.

Peer Groups

PCI collected market data on the total compensation paid to executive officers of both publicly traded Canadian and U.S. companies, with a strong focus on those with a Canadian domicile. All the publicly traded companies used as a reference point were selected after taking into consideration the following criteria:

•	biotechnology activities, some oncology-related while others in different activities;

•	market capitalization between $100 million to $3 billion;

•	revenue, pipeline status, research and development expenses, number of employees, cash and cash equivalent.

The following Canadian companies were used as the main reference market (the “Reference Market”):

• Knight Therapeutics Inc.;	• Repare Therapeutics Inc.;

• HLS Therapeutics;	• Essa Pharma;

• Zymeworks Inc.;	• Aurinia Pharmaceuticals Inc.;

• Bellus Health Inc.;	• Aptose BioScience;

• Xenon Pharmaceuticals Inc.; • Oncolytics Biotech.	• Milestone Pharmaceuticals Inc.

The following U.S. companies, not part of the Reference Market, were used for complementary information only:

• Urogen Pharma Ltd.;	• ORIC Pharmaceuticals, Inc.;

• Olema Pharmaceuticals Inc.;	• Pyxis Oncology, Inc.;

• Verastem Inc.;	• Cardiff Oncology, Inc.;

• BioAtla, Inc.;	• Oncternal Therapeutics, Inc;

• G1 Therapeutics;	• Rubius Therapeutics, Inc;

• Silverback Therapeutics, Inc; • Kura Oncology Inc;	• Athenex Inc.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 30 THERATECHNOLOGIES INC.

The review conducted by PCI and their report provided to the Compensation Committee led the Compensation Committee to recommend to the Board to make certain adjustments to the annual base salary of certain executive officers of the Corporation for the ensuing fiscal year ending on November 30, 2022 and to substantially increase the long-term incentive compensation paid to the executive officers. The report concluded that the number and value of stock options granted to executive officers of the Corporation was still substantially below the number and value of stock options granted to executive officers of companies forming part of the Reference Market. For the fiscal year ended November 30, 2022, the Corporation’s Option Plan burn rate was 2.71% whereas the median (P50) burn rate of the Canadian companies forming part of the Reference Market was 3.42%

Except for compensation services provided to the Corporation, PCI has not provided other services to the Corporation and, to the knowledge of the Corporation, to any of its directors and executive officers.

All services provided to the Corporation by compensation consultants must be approved by the Compensation Committee or the Board.

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the compensation consultant retained during these periods to assist in the determination of compensation for any of the Corporation’s directors and/or executive officers:

Name	Fees	Fiscal year ended November 30, 2022	Fiscal year ended November 30, 2021
PCI	Executive Compensation – Related Fees	CAD 97,421	CAD 49,170
	All Other Fees	CAD 13,313	Nil

Determination of Total Compensation Paid to Executive Officers in the Fiscal Year Ended November 30, 2022

Annual Base Salary

The annual base salary of each executive officer for the fiscal year ended November 30, 2022, was determined at the November 2021 Compensation Committee and Board meetings.

The adjustments to the executive officers’ annual base salaries were based on the executive market positioning analysis conducted by PCI Consulting in the Fall of 2021.

Performance Reward Program

For the fiscal year ended November 30, 2022, except for the President and Chief Executive Officer, the payment of bonuses for executive officers was based as to 60% on the achievement of corporate objectives and as to 40% on the achievement of individual objectives. The achievement of financial targets and corporate milestones each accounted for 30% of the corporate objectives.

Financial targets were based as to 15% on the attainment of pre-determined consolidated revenues and as to 15% on the attainment of pre-determined earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA is a non IFRS financial measure that the Corporation has been using quarterly in the last fiscal year to assess its operating performance. EBITDA, as calculated by the

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 31 THERATECHNOLOGIES INC.

Corporation, allows the Corporation to exclude variations caused by certain adjustments that could potentially distort the analysis of trends in its business. The EBITDA financial targets are not disclosed since the Corporation did not provide any financial guidance in the last fiscal year. The Corporation’s corporate milestones are not disclosed for competitive reasons.

For the President and Chief Executive Officer, the corporate objectives were weighed as to 70% on the achievement of corporate objectives and as to 30% on the achievement of individual objectives. The achievement of financial targets was weighed as follows: (i) 17.5% on the attainment of pre-determined consolidated revenues; (ii) 17.5% on the attainment of pre-determined EBITDA; (iii) 35% on the completion of the strategic imperatives defined at the beginning of the last fiscal year; and (iv) 30% on individual objectives.

2022 Strategic Imperatives

1.	Pipeline Development

•	Advance TH1902 Development

•	Prioritize Oncology Opportunities Beyond TH1902

•	Advance key Lifecycle Management programs

•	Scale Up Manufacturing of TH1902

•	Adapt the Phase 3 NASH Protocol with an Interim Analysis and launch the Study Pending Financing

2.	Capital Raising & Business Development

•	Execute Step Wise Financing

•	Develop New Analysts

•	Partner NASH Phase 3 Program and/or Raise Funding to Execute

•	Execute Business Development Deals

3.	Commercial Excellence

•	Improve Engagement and Execution with Thera Owned US Field Force

•	Optimize Resourcing to Ensure Performance and Profitability

•	Revise Marketing Strategy and Improve Customer Experience

•	Launch new Formulations

•	Build Commercial Capabilities

4.	Human Capital Strategy

•	Design Commercial & Clinical Development Cross-Functional Teams

•	Leverage Equity Component of Total Compensation in the Employee Value Proposition

•	Monitor Employee Experience – Employee Engagement Survey

•	Execute In-Sourcing HR Strategy

•	Develop & Implement HR Operating Model

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 32 THERATECHNOLOGIES INC.

The table below details the payout percentage based on the attainment of the pre-determined consolidated revenues and pre-determined EBITDA:

Bonus Payment
Pre-determined Consolidated Revenue Target		Pre-determined EBITDA
Achievement ($ in M)	Payment (%)	Achievement (%)	Payment (%)
84.0+	110	>100	110
80.0-83.9	100	89-100	100
75.5-79.9	95	78-89	95
71.5-75.4	90	67-78	90
67.0-71.4	85	56-67	85

The achievement of the individual objectives of each executive officer was left at the discretion of the Compensation Committee based on an initial assessment made by the President and Chief Executive Officer whereas the achievement of the individual objectives of the President and Chief Executive Officer was left at the discretion of the Board.

Both the Board and Compensation Committee believe that discretion is a valid component in their assessment of the achievement of the Corporation’s corporate objectives and in the achievement of an individual’s objectives, especially when unplanned events occur during a fiscal year.

Discretion allows the Board and the Compensation Committee to review the achievement of all objectives set forth at the beginning of a fiscal year and to assess such objectives against all other activities carried out during the year to meet such objectives. In addition, discretion is afforded to the President and Chief Executive Officer to assess the capacity of each executive officer to adapt, react, respond and act in the best interests of the Corporation when unplanned events occur. However, to avoid too large a discretion to the President and Chief Executive Officer and limit potential bias in the determination of the performance of an executive officer’s overall performance, all recommendations made by the President and Chief Executive Officer are reviewed by the Compensation Committee.

At the December 2022 Compensation Committee and Board meetings, both the Compensation Committee and the Board determined that the Corporation’s objectives had been fully met. As a result, the Compensation Committee recommended the payment of bonuses to executive officers and the Board endorsed such recommendation for all executive officers, including the President and Chief Executive Officer.

The table below details for each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the three most highly compensated executive officers of the Corporation (the “Named Executive Officers”), the maximum percentage of their annual base salary which may be paid as bonus, the maximum bonuses that each of them may receive and the actual bonus paid or earned for the fiscal year ended November 30, 2022.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 33 THERATECHNOLOGIES INC.

	Percentage of Annual Base Salary Payable Bonus	Target Bonus	Bonus Paid(1)
Name	(%)	($)	($)
Paul Lévesque, President and Chief Executive Officer	75	492,663	535,526
Philippe Dubuc, Senior Vice President and Chief Financial Officer	40	121,704	138,742
Christian Marsolais, Senior Vice President and Chief Medical Officer	40	131,274	138,625
John Leasure, Global Commercial Officer	40	132,654	148,574
Jocelyn Lafond General Counsel and Corporate Secretary	33	78,971	86,554

(1)	These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2022, where $1.00 = CAD 1.2950.

Description of the Option Plan

The Option Plan is designed to attract, retain, motivate and reward the services of key personnel. The persons eligible to receive options under the Option Plan are the directors, senior executives and key employees of the Corporation and its subsidiaries, as well as consultants who work on behalf of the Corporation.

The Option Plan currently provides that the number of Common Shares authorized to be issued thereunder, together with all other security-based compensation arrangements of the Corporation, may not exceed 10% of the issued and outstanding Common Shares, as calculated on the date of grant. Because options exercised or cancelled become available again for future grant, the Option Plan is considered an “evergreen” plan and, as such, the TSX requires that the Option Plan be submitted to shareholders of the Corporation for ratification every three (3) years.

Proposed Amendments

On March 28, 2023, following a review of the Option Plan by the Board, and upon a recommendation from the Compensation Committee, the Board approved the 2023 Amended Option Plan, subject to approval by the TSX and approval of the Proposed Amendments by the shareholders of the Corporation (other than Non-Eligible Shareholders). Below is a summary of the Proposed Amendments, which summary does not purport to be exhaustive and is subject to and qualified in its entirety by the full text of the 2023 Amended Option Plan, a blacklined copy of which indicating the changes made to the Option Plan is set out in Schedule “A” to Appendix “A” to this Circular.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 34 THERATECHNOLOGIES INC.

If the Proposed Amendments are approved by the shareholders (other than Non-Eligible Shareholders) at the Meeting, the 2023 Amended Option Plan will come into effect as of May 9, 2023, and the Option Plan will be amended as follows, other than amendments of a clerical nature:

(a)

to provide that the maximum number of Common Shares that may be issued under the 2023 Amended Option Plan and any other security-based compensation arrangement of the Corporation, be fixed at 17% of the issued and outstanding Common Shares, on a non-diluted basis, as calculated on the date of grant of the stock options;

(b)

to provide that the maximum number of Common Shares issuable to Insiders at any time, under the 2023 Amended Option Plan and any other security-based compensation arrangement of the Corporation, cannot exceed 17% of the issued and outstanding Common Shares; and

(c)

to provide that the total number of Common Shares issued to Insiders within any one-year period, under the 2023 Amended Option Plan and any other security-based compensation arrangement of the Corporation, cannot exceed 17% of the issued and outstanding Common Shares.

Both restrictions regarding the value of stock options granted to non-employee directors in any one-year period under the 2023 Amended Option Plan (CAD 100,000) and in aggregate with other security-based compensation arrangements (CAD 150,000), and regarding the issuance of more than 5% of the issued and outstanding Common Shares to any one individual, remain unaffected.

If the Proposed Amendments are approved by shareholders (other than Non-Eligible Shareholders) at the Meeting, the 2023 Amended Option Plan will become effective on May 9, 2023.

If the Proposed Amendments are not approved by shareholders (other than Non-Eligible Shareholders) at the Meeting, the Proposed Amendments will not become effective and the Corporation will be able to grant stock options based on the terms of the current Option Plan.

Characteristics of the Option Plan

The summary below is a description of the current Option Plan in effect as at November 30, 2022 and as currently in place prior to give effect to the Proposed Amendments. For a summary of the Proposed Amendments, please refer to the heading “Proposed Amendments” above.

The Board administers the Option Plan, provided that the Board may, from time to time, solicit and/or accept recommendations regarding the Option Plan made by the Compensation Committee. The Board has discretion to designate the optionees and determine the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Option Plan and applicable legislative provisions established by securities regulatory authorities. The Board is not bound by the recommendations made by the Compensation Committee with respect to the abovementioned matters.

The Option Plan provides that the maximum number of Common Shares that may be issued thereunder, and under any other security-based compensation arrangements of the Corporation, may not exceed 10% of the issued and outstanding Common Shares, on a non-diluted basis, calculated on the date of grant of the options.

The Option Plan provides that the number of Common Shares set aside for the exercise of options by one individual may not represent more than 5% of the issued and outstanding Common Shares. Further, the number of Common Shares issuable to insiders, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to Insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 35 THERATECHNOLOGIES INC.

The Option Plan also provides that the total number of Common Shares set aside for the exercise of options to each non-employee director within any one-year period cannot exceed a value of CAD 100,000, and an aggregate value of CAD 150,000 under all security-based compensation arrangements.

The Option Plan provides that the exercise price at which the options may be granted cannot be less than the “market price” (as defined in the Option Plan). Options are generally granted to Canadian and non-U.S. resident optionees with an exercise price equal to the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant. For U.S. resident optionees, options are generally granted with an exercise price equal to the closing price of the Common Shares on the U.S. NASDAQ Stock Market on the last trading day immediately preceding the date of grant.

The Corporation does not provide any financial assistance to optionees. However, optionees may elect to undertake a “cashless exercise” of their options with the assistance of a broker, whereby the broker may sell on the open market a number of Common Shares issued as a result of an optionee’s exercise of its options, as is necessary to fund and pay the Corporation an amount equal to the aggregate subscription price of the underlying Common Shares.

Unless otherwise determined by the Board, options vest as to 33 1/3% on each of the first, second and third anniversary date of the date of grant, starting twelve (12) months after the date of grant.

Unless otherwise determined by the Board, the options granted pursuant to the Option Plan may be exercised within a maximum period of ten (10) years following the date of grant, subject to applicable optionee termination provisions. The Option Plan provides that if the expiry date of an option falls during, or within ten (10) business days after the end of, a period imposed by the Corporation prohibiting the trading of securities of the Corporation, the term of the option is automatically extended to the end of the day on the tenth (10th) business day after the end of such restriction period.

The Option Plan provides that options can be exercised, with the Corporation’s prior approval, by an optionee’s retirement savings trust, registered retirement savings plans or registered retirement income fund, if the optionee is and remains the annuitant.

The Option Plan provides that, with respect to options granted before May 10, 2022:

(a)

if an optionee’s employment is terminated, other than for death, prior to the expiry date of his or her options, the optionee may exercise any or all unexercised vested options at any time until the earlier of (i) twelve (12) months following the date of termination of employment of the optionee, and (ii) the expiry date of such options; and

(b)

if an optionee that is a non-employee director ceases to act as a director of the Corporation, other than for death, the optionee may exercise any or all unexercised vested options at any time until the earlier of (i) twelve (12) months following the public disclosure of the quarterly financial statements of the Corporation made after the date such director ceased to act as such, and (ii) the expiry date of such options.

The Option Plan further provides that, with respect to options granted on or after May 10, 2022:

(a)

if, prior to the expiry date of his or her options, an optionee other than a non-employee director ceases to be an employee or consultant other than for Cause (as defined in the Option Plan) or death, such optionee’s unexercised vested options as at the Date of Termination of Employment (as defined in the Option Plan) be exercisable at any time until the earlier of (i) twelve (12) months following the Date of Termination of Employment, and (ii) the expiry date of such options;

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 36 THERATECHNOLOGIES INC.

(b)

if, prior to the expiry date of his or her options, an optionee that is a non-employee director ceases to be a director of the Corporation, other than for Cause (as defined in the Option Plan) or death, such optionee’s unexercised vested options as at the date on which such optionee ceased to act as director be exercisable at any time until the earlier of (i) twelve (12) months following the date such director ceased to hold office, and (ii) the expiry date of such options;

(c)

if, prior to the expiry date of his or her options, an optionee ceases to be a director, employee or consultant for Cause (as defined in the Option Plan), (i) all unexercised options of such optionee, whether vested or unvested, be forfeited, cancelled and terminated as at the Date of Termination (as defined in the Option Plan), or, in the case of a director, the date on which he or she ceased to hold office, unless otherwise determined by the Board, and (ii) such optionee forfeit and repay the Corporation any compensation, gain or other value realized on the vesting, exercise or settlement of options or the sale of Common Shares acquired in respect of such options, since the date of first occurrence of the events, actions or facts that gave rise to the termination for Cause.

Whether options are granted before, on, or after May 10, 2022, if, prior to the expiry date of his or her options, an optionee ceases to act as an employee, director or consultant to the Corporation as a result of his or her death, such optionee’s legal personal representative(s) may exercise any or all vested unexercised options on the date of death of the optionee at any time until the earlier of (i) twelve (12) months following the death of an optionee and (ii) the expiry date of such options.

The options granted in accordance with the Option Plan cannot be transferred, assigned or subject to any form of alienation, sale, pledge, hypothec or other encumbrance, except by will or other means in the event of the death of an optionee.

The Option Plan contains “clawback” provisions for options granted on or after May 10, 2022. The Option Plan provides that the Board may:

(a)

cancel options granted to an optionee if such optionee, without the consent of the Corporation, (i) has engaged in or engages in activity that is in conflict with or adverse to the interests of the Corporation or its subsidiaries, including fraud or conduct having contributed to financial restatements or irregularities, or (ii) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant with the Corporation or its subsidiaries, or if an optionee is terminated for Cause (as defined in the Option Plan); and

(b)

determine that such optionee must forfeit any compensation, gain or other value realized on the vesting, exercise or settlement or transfer of options or Common Shares acquired in respect of such options, and repay such amounts to the Corporation.

Subject to the terms and conditions of the Option Plan and in compliance with the rules set forth by regulatory authorities, the Board can amend, suspend or terminate the Option Plan, or any outstanding option or portion of the Option Plan or of an option, without shareholder approval. Without limiting the generality of the foregoing, the Board may make the following types of amendments without seeking shareholder approval:

(a)

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan;

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 37 THERATECHNOLOGIES INC.

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and/or NASDAQ);

(c)	amendments necessary in order for options to qualify for favorable treatment under applicable taxation laws;

(d)	amendments respecting administration of the Option Plan;

(e)

any amendment to the vesting provisions of the Option Plan or any option, it being understood that in the event of the amendment to the vesting provisions of an option, the Board shall not be under any obligation to amend the vesting provisions of any other option;

(f)	any amendment which reduces the exercise price or purchase price of an option held by an optionee who is not an Insider of the Corporation;

(g)

any amendment to the early termination provisions of the Option Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

(h)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares;

(i)	amendments necessary to suspend or terminate the Option Plan; and

(j)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the Option Plan.

The following amendments require the approval of a majority of the voting shareholders of the Corporation present at a duly called shareholder meeting:

(a)

any increase to the maximum number of Common Shares that may be issued under the Option Plan, including an increase to a fixed maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

(b)	the reduction of the exercise price of options held by Insiders;

(c)	the cancellation and reissue of options to the same individual;

(d)	the extension of the period of time pursuant to which options may be exercised;

(e)	any transfer and assignment of options other than in accordance with the Option Plan;

(f)	the removal or increase of limits to the number of options that may be granted to Insiders; and

(g)	the removal or increase of limits to the number of options that may be granted to non-employee directors; and

(h)	any amendment to the amending provisions of the Option Plan.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 38 THERATECHNOLOGIES INC.

The Option Plan contains languages which align with best governance and market practices with respect to circumstances in which the vote of Insiders shall not be included when amendments to the Option Plan require shareholder approval.

During the fiscal year ended November 30, 2022, 2,578,061 options were granted under the Option Plan. As at April 6, 2023, there were 9,121,649 issued and outstanding options under the Option Plan which, if all exercised, would result in the issuance of 9,121,649 Common Shares, or 9.42% of all the issued and outstanding Common Shares as at that date.

As at April 6, 2023, there were 558,980 options remaining available for grants under the Option Plan which, if granted and exercised, would result in the issuance of 558,980 Common Shares, or 0.58% of all the issued and outstanding Common Shares as at that date.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2022. As at November 30, 2022, the number of Common Shares issued and outstanding amounted to 96,806,299.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (% of Issued & Outstanding Share Capital)
Equity Compensation Plan Approved by Shareholders	5,146,731 (5.32%)	$2.91	4,533,898 (4.68%)
Equity Compensation Plans Not Approved by Shareholders	—	—	—

Total	5,146,731 (5.32%)	$2.91	4,533,898 (4.68%)

The following table sets forth the information regarding the burn rate of the Option Plan for the fiscal years ended November 30, 2022, 2021 and 2020, respectively. The burn rate reflects the potential dilutive effect of equity grants on the Corporation’s outstanding equity over a certain period of time. The calculation below was made pursuant to Section 613(p) of the TSX Company Manual.

	2022	2021	2020
Burn Rate(1)	2.71%	1.26%	0.78	%(2)

(1)	Total options granted under the Option Plan during the applicable fiscal year / weighted average number of Common Shares during this applicable fiscal year.
(2)

Excludes the 487,421 inducement options (the “Inducement Options”) granted to Mr. Paul Lévesque during the fiscal year ended November 30, 2020. These Inducement Options represented a burn rate of 0.6% for that year.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 39 THERATECHNOLOGIES INC.

Description of the Deferred Share Unit Plan

On December 10, 2010, the Board adopted the DSU Plan for the benefit of its directors and executive officers (the “Beneficiaries”).

The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individuals to act as directors or executive officers and better align the interests of the directors and executive officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who are directors (including the Chair) are entitled to elect to receive all or part of their annual retainer as Board member in DSUs. The election is done on a quarterly basis. Beneficiaries who act as executive officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU (the “DSU Value”) is equal to the average closing price of the Common Shares on the TSX on the date on which a Beneficiary determines that he desires to purchase or redeem DSUs and during the four previous trading days. Beneficiaries who act as directors have to elect to receive DSUs as complete or partial consideration of their annual retainer to act as Board members prior to each calendar quarter. Beneficiaries who act as executive officers are required to elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an executive officer of the Corporation. On the date a Beneficiary ceases to act as a director or executive officer (the “Redemption Date”), the Beneficiary is entitled to send a notice to the Corporation (the “Redemption Notice”) specifying the date on which the DSUs will be redeemed (the “Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year following the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date. No Common Share is issued under the DSU Plan.

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or to any other committee of the Board.

To protect against fluctuations in DSU Value, the Corporation enters into cash settled forward contracts with an independent third party such that, upon a Payment Date, the Corporation is not exposed to the appreciation of the price of its Common Shares. The execution of such contracts requires the signature of two of the following executive officers: the President and Chief Executive Officer, the Vice President, Finance, and the Vice President, Legal Affairs, and Corporate Secretary.

During the fiscal year ended November 30, 2022, 54,635 DSUs were issued to directors.

Description of the Stock Appreciation Rights Plan

On October 4, 2018, the Board adopted a stock appreciation rights plan (the “SAR Plan”) for the benefit of its consultants (the “Eligible Participants”) and those of its subsidiaries.

The goal of the SAR Plan is to increase the interest in the Corporation’s welfare of those consultants who share a responsibility for the growth of the business of the Corporation and its subsidiaries, to incentivize such consultants to continue their services with the Corporation, to reward those consultants for the performance of their services and to attract and retain highly qualified persons to provide services to the Corporation as consultants.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 40 THERATECHNOLOGIES INC.

The Board administers the SAR Plan and has the authority to delegate the administration of the SAR Plan to a committee or a plan administrator. On October 4, 2018, the Board delegated the administration of the SAR Plan to the President and Chief Executive Officer of the Corporation. As a delegate, the President and Chief Executive Officer has the discretion to designate the Eligible Participants and to determine the number of SARs to be granted (after consulting the Chair of the Board), the vesting period and the expiry date of each SAR. The President and Chief Executive Officer also has the authority to interpret and take such other actions as he deems advisable in order to administer the terms of the SAR Plan.

Under the terms of the SAR Plan, Eligible Participants are being granted stock appreciation rights (“SAR”) entitling them to receive cash equal to the difference between the SAR price and the market value of the Corporation’s Common Shares when the SARs are redeemed. The SAR Plan is non-dilutive. The SAR price is equal to the closing price of the Common Shares on the TSX on the last trading day preceding the date of grant. SARs may not be granted for a period longer than ten (10) years and SARs are not assignable or transferable, except by will or by the laws of succession.

Termination of the services of an Eligible Participant for cause voids all SARs granted to an Eligible Participant. If an Eligible Participant ceases to provide services to the Corporation or its subsidiaries for reasons other than for death or for cause, all unvested SARs, if any, shall become void and all vested SARs may be exercised within a period of one hundred eighty (180) days following the date of termination, unless they expire prior to such 180-day period. In the case of death of an Eligible Participant, all vested SARs may be exercised by the liquidator, executor or administrator of the estate of the Eligible Participant within twelve (12) months from the death of the Eligible Participant, unless they expire prior to such 12-month period. All unvested SARs on the date of an Eligible Participant’s death become void.

The SAR Plan contains other usual provisions regarding its amendments and compliance with foreign regulations when Eligible Participants are non-Canadian.

During the fiscal year ended November 30, 2022, no SAR was granted to Eligible Participants. As of the date of this Circular, 100,833 SARs are issued and outstanding.

Inducement Options

In addition to the long-term incentive program described above, the Board may, from time to time, in compliance with the rules of the TSX and the U.S. NASDAQ stock market, grant options to induce an individual to enter into an employment agreement with the Corporation.

2.	Summary Compensation Table

The table below details the compensation paid to the Named Executive Officers listed above, for the fiscal years ended November 30, 2022, 2021 and 2020, when applicable. Except as described in the notes below, these amounts were paid or calculated in Canadian dollars and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2022 ($1.00 = CAD 1.2950), for the fiscal year ended November 30, 2021 ($1.00 = CAD 1.2459) and for the fiscal year ended November 30, 2020 ($1.00 = CAD 1.3441).

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 41 THERATECHNOLOGIES INC.

Name and principal position	Year	Salary ($)		Share- based awards ($)	Option-based awards(1)(2)(3) ($)		Non-equity incentive plan compensation ($)			Pension value(4) ($)	All other compensation(5) ($)		Total compensation ($)
							Annual Incentive plans	Long-term Incentive plans
Paul Lévesque President and Chief Executive Officer	2022	656,885		—	1,196,848	(6)	535,526	117,572	(7)	22,556	—		2,529,387
	2021	642,541		—	795,880	(8)	480,059	117,572		22,337	—		2,058,389
	2020	378,546	(9)	—	1,128,648	(10)	281,900	—		20,223	—		1,809,317
Philippe Dubuc Senior Vice President and Chief Financial Officer	2022	311,016		—	359,054	(11)	138,743	—		11,301	—		820,114
	2021	280,646		—	310,053	(12)	112,946	—		11,169	—		714,814
	2020	252,807		—	113,313	(13)	65,730	—		10,129	—		441,979
Christian Marsolais Senior Vice President and Chief Medical Officer	2022	328,185		—	359,054	(14)	138,625	—		11,301	—		837,165
	2021	273,598		—	311,053	(15)	110,110	—		11,169	—		705,930
	2020	246,459		—	147,309	(16)	110,817	—		6,234	—		510,819
John Leasure(17) Global Commercial Officer	2022	313,911	(18)	—	299,212	(19)	148,574	—		7,808	51,463	(20)	820,968
	2021	207,635	(21)	—	314,959	(22)	85,545	—		—	—		608,139
Jocelyn Lafond General Counsel and Corporate Secretary	2022	239,307		—	239,370	(23)	86,554	—		11,301	—		576,532
	2021	242,425		—	105,600	(24)	79,693	—		11,169	—		438,887
	2020	218,380		—	68,447	(25)	62,966	—		10,129	—		359,922

(1)

Fiscal Year 2022: A total of 2,050,000 options were reserved for future issuance to the Named Executive Officers at a Board meeting held in November 2022. The 2,050,000 options reserved for future issuance were granted on February 28, 2023 as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the aggregate value of the options reserved for issuance in November 2022 and was determined based on the Black-Scholes model as at November 21, 2022 as described below. In November 2022, both the Compensation Committee and the Board relied on such value to determine the number of options to reserve for future issuance to the Named Executive Officers. That value was converted into U.S. dollars as at November 21, 2022 where $ 1.00 = CAD 1.3452. The following assumptions were used under the Black-Scholes model to determine the value of those options:

(i)	Risk-free interest rate:	3.526%
(ii)	Expected volatility:	46.77%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	CAD 2.865
(vi)	Option exercise price:	CAD 2.865
(vii)	Grant date fair value:	CAD 1.61

The 2,050,000 options were not granted in November 2022. These options were granted on February 28, 2023 and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions, except with respect to the 250,000 options granted to Mr. Leasure:

(i)	Risk-free interest rate:	3.329%
(ii)	Expected volatility:	64.296%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	CAD 1.29
(vi)	Option exercise price:	CAD 1.29
(vii)	Grant date fair value:	CAD 0.88

The 250,000 options granted to Mr. Leasure on February 28, 2023 were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	3.92%
(ii)	Expected volatility:	61.99%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	$0.95
(vi)	Option exercise price:	$0.95
(vii)	Grant date fair value:	$0.64

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 42 THERATECHNOLOGIES INC.

(2)

Fiscal Year 2021: 21,515 stock options were granted to Mr. John Leasure on July 27, 2021, and a total of 964,527 options were reserved for future issuance to the Named Executive Officers at a Board meeting held in November 2021. The 964,527 options reserved for future issuance were granted on December 1, 2021, as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the aggregate value of the options reserved for issuance in November 2021 and was determined based on the Black-Scholes model as at November 15, 2021, as described below. In November 2021, both the Compensation Committee and the Board relied on such value to determine the number of options to reserve for future issuance to the Named Executive Officers. That value was converted into U.S. dollars as at November 15, 2021, where $1.00 = CAD 1.2517.

The 21,515 stock options granted to Mr. Leasure on July 27, 2021, were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.116%
(ii)	Expected volatility:	70.00%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	$3.48
(vi)	Option exercise price:	$3.48
(vii)	Grant date fair value:	$2.41

The value of the option-based awards as at November 15, 2021, was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.720%
(ii)	Expected volatility:	52.55%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	CAD 4.30
(vi)	Option exercise price:	CAD 4.30
(vii)	Grant date fair value:	CAD 2.47

The 964,527 options were not granted in November 2021. These options were granted on December 1, 2021 and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions, except with respect to the 133,333 options granted to Mr. Leasure:

(i)	Risk-free interest rate:	1.97%
(ii)	Expected volatility:	52.54%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	CAD 4.21
(vi)	Option exercise price:	CAD 4.21
(vii)	Grant date fair value:	CAD 2.43

The 133,333 options granted to Mr. Leasure on December 1, 2021, were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.47%
(ii)	Expected volatility:	53.50%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	$3.30
(vi)	Option exercise price:	$3.30
(vii)	Grant date fair value:	$1.90

(3)

Fiscal Year 2020: A total of 474,962 options were reserved for future issuance to the Named Executive Officers at the Board meeting held in December 2020. The 474,962 options reserved for future issuance were granted on February 26, 2021 as part of the long-term incentive compensation program. The value of the options set forth in this column represents the aggregate value of the options reserved for issuance in December 2020 and was determined based on the Black-Scholes model as at November 30, 2020 as described below. In December 2020, both the Compensation Committee and the Board relied on such value to determine the number of options to reserve for future issuance to the Named Executive Officers.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 43 THERATECHNOLOGIES INC.

The value of the option-based awards as at November 30, 2020, was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	0.74%
(ii)	Expected volatility:	70.0%
(iii)	Average option life in years:	8.5 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	CAD 2.96
(iv)	Option exercise price:	CAD 2.96
(vii)	Grant date fair value:	CAD 2.08

The 474,962 options were not granted in December 2020 because the Corporation was in a blackout period. These options were granted on February 26, 2021, and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions:

(i)	Risk-free interest rate:	1.36%
(ii)	Expected volatility:	76.8%
(iii)	Average option life in years:	8 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	CAD 3.93
(vi)	Option exercise price:	CAD 3.93
(vii)	Grant date fair value:	CAD 2.90

(4)

Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP but up to three percent (3%) of the annual base salary of each employee, except with respect to (i) Executive Officers where the Corporation’s contribution is not subject to such three percent (3%) limit and (ii) Mr. Paul Lévesque. Under the terms of Mr. Lévesque’s employment agreement, the Corporation agreed to contribute on an annual basis to Mr. Lévesque’s RRSP to the fullest amount permissible under Canadian laws.

(5)

All other compensation includes perquisites and other form of compensation (such as retention or signing bonuses) not described in the other columns. Except with respect to Mr. Leasure (see note 20 below), perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of CAD 50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(6)	Represents the value of 1,000,000 options reserved for issuance in November 2022 and granted on February 28, 2023.
(7)

On December 21, 2020, the Corporation and Paul Lévesque entered into a retention bonus agreement (the “Retention Agreement”) pursuant to which the Corporation agreed to pay Mr. Paul Lévesque the amount of $352,716 in three (3) equal installments of $117,572 over a three (3) year period on each anniversary date of his employment date (April 6, 2020) with the Corporation. The first and second payments of $117,572 were made in April 2021 and in April 2022. The Retention Agreement was entered into, among other things, as a result of the role Mr. Lévesque was asked to take on with the departure of the then current chief commercial officer of the Corporation. In order to be eligible to receive the additional installment under the retention Agreement, Mr. Lévesque must be acting as President and Chief Executive Officer of the Corporation on April 6, 2023. The Retention Agreement may be terminated at any time by the Corporation at its sole discretion. Termination of the Retention Agreement does not trigger termination of Mr. Lévesque’s employment agreement. The Retention Agreement further provides that all payments made to Mr. Lévesque are refundable to the Corporation if any of the following events occurs prior to the payment of all amounts under the Retention Agreement: (i) he terminates his employment on his own volition (other than in the event such termination is made within 12 months following the occurrence of a change of control of the Corporation); or (ii) his employment is terminated by the Corporation for serious reasons. Mr. Lévesque shall be under no obligation to refund any of the amounts received under the Retention Agreement if: (i) he is terminated by the Corporation without a serious reason; (ii) his employment is terminated as a result of his death; (iii) his employment is terminated as a result of his incapacity to fulfill his position as President and Chief Executive Officer of the Corporation arising from long-term disability; or (iv) the Corporation terminates the Retention Agreement.

(8)	Represents the value of the 404,000 options reserved for issuance in November 2021 and granted on December 1, 2021.
(9)

Mr. Paul Lévesque’s annual base salary for the fiscal year ended November 30, 2020, was set at CAD 775,000. This amount was prorated to reflect Mr. Paul Lévesque’s period of employment between April 6, 2020, and November 30, 2020. The amount of CAD 509,712 was paid in Canadian dollars and converted into U.S. dollars using the average exchange rate for that period where $1.00 = CAD 1.3465.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 44 THERATECHNOLOGIES INC.

(10)

Represents the value of the 487,421 options granted on April 15, 2020, as inducement to enter into his employment agreement and the value of the 243,307 options reserved for issuance in December 2020 and granted on February 26, 2021. See note (2) above for the value of the 243,307 options. The value of the 487,421 options granted on April 15, 2020 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	0.64%
(ii)	Expected volatility:	79.40%
(iii)	Average option life in years:	8.5 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	CAD 2.87
(vi)	Option exercise price:	CAD 2.87
(vii)	Grant date fair value:	CAD 2.18

The value of those options was converted into U.S. dollars using the exchange rate on April 15, 2020, where $1.00 = CAD 1.4115.

Represents also the value of the 243,307 options reserved for issuance in December 2020 and granted on February 26, 2021. The value of those options was converted into U.S. dollars using the average exchange rate between April 6, 2020, and November 30, 2020, where $1.00 = CAD 1.3465.

(11)	Represents the value of 300,000 options reserved for issuance in November 2022 and granted on February 28, 2023.
(12)	Represents the value of 157,895 options reserved for issuance in November 2021 and granted on December 1, 2021.
(13)	Represents the value of 73,233 options reserved for issuance in December 2020 and granted on February 26, 2021.
(14)	Represents the value of 300,000 options reserved for issuance in November 2022 and granted on February 28, 2023.
(15)	Represents the value of 157,895 options reserved for issuance in November 2021 and granted on December 1, 2021.
(16)	Represents the value of 95,192 options reserved for issuance in December 2020 and granted on February 26, 2021.
(17)

Mr. Leasure joined the Corporation’s wholly-owned subsidiary, Theratechnologies U.S., Inc., as Global Commercial Officer, on March 29, 2021. Effective April 11, 2022, Mr. Leasure ceased being employed by this wholly-owned subsidiary and he became an employee of the Corporation as Global Commercial Officer.

(18)

Mr. Leasure’s annual base salary was set at CAD 402,062. This salary was paid by Theratechnologies U.S., Inc. from December 1, 2021, until April 11, 2022 ($98,969) and by the Corporation ($214,942) beginning on April 11, 2022.

(19)	Represents the value of 250,000 options reserved for issuance in November 2022 and granted on February 28, 2023.
(20)

As a U.S. resident, Mr. Leasure’s employment agreement with the Corporation provides for tax equalization payments with respect to his annual base salary and bonus to the extent the tax rate in his home State is lower than the combined federal and provincial tax rate in Canada.

(21)	Mr. Leasure’s annual base salary was set at $305,000. The amount was prorated and represents his annual base salary earned between March 29, 2021, and November 30, 2021.
(22)

Represents the value of the 21,515 options granted on July 27, 2021, as inducement to enter into his employment agreement and the value of the 133,333 options reserved for issuance in November 2021 and granted on December 1, 2021. See note (2) for the value of the 21,515 options granted on July 27, 2021, and the value of the 133,333 options reserved for issuance in November 2021 and granted on December 1, 2021.

(23)	Represents the value of 200,000 options reserved for issuance in November 2022 and granted on February 28, 2023.
(24)	Represents the value of 111,404 options reserved for issuance in November 2021 and granted on December 1, 2021.
(25)	Represents the value of 63,260 options reserved for issuance in December 2020 and granted on February 26, 2021.

3.	Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2022, no DSUs were issued to the Named Executive Officers and 964,527 options to purchase Common Shares were granted to the Named Executive Officers. The table below details the outstanding option-based awards and share-based awards as at November 30, 2022, for each of the Named Executive Officers. All amounts were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2022 where $1.00 = CAD 1.3508.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 45 THERATECHNOLOGIES INC.

Name	Option-Based Awards						Share-Based Awards(1)
	Number of securities underlying unexercised options (#)		Option exercise price (CAD) (2)	Option expiration date		Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
Paul Lévesque President and Chief Executive Officer	487,421 243,307 404,000	(5) (6) (7)	2.87 3.93 4.21	2030.04.15 2031.02.26 2031.12.01		14,434 —	—	—	—
Philippe Dubuc Senior Vice President and Chief Financial Officer	175,000		2.01	2026.04.04		119,189	—	—	—
	40,000		5.96	2027.04.07		—
	28,986		9.56	2028.04.06		—
	33,300	(8)	8.76	2029.02.26		—
	50,000 73,233 157,895	(9) (10) (11)	3.22 3.93 4.21	2030.02.26 2031.02.26 2031.12.01		— — —
Christian Marsolais Senior Vice President and Chief Medical Officer	125,000		0.38	2022.12.20	(12)	235,971	—	—	13,691	(13)
	50,000		2.01	2026.04.04		34,054
	40,000		5.96	2027.04.07		—
	28,986		9.56	2028.04.06		—
	33,300	(14)	8.76	2029.02.26		—
	50,000	(15)	3.22	2030.02.26		—
	100,000 95,192 157,895	(16) (17) (18)	3.22 3.93 4.21	2030.02.26 2031.02.26 2031.12.01		— — —
John Leasure Global Commercial Officer	21,515 133,333	(19) (20)	3.48 3.30	2031.07.27 2031.12.01		—	—	—	—
Jocelyn Lafond General Counsel and Corporate Secretary	105,000 30,000 15,000 14,493 17,800 27,900 63,260 111,404	(23) (24) (25) (26)	0.38 2.01 5.96 9.56 8.76 3.22 3.93 4.21	2022.12.20 2026.04.04 2027.04.07 2028.04.06 2029.02.26 2030.02.26 2031.02.26 2031.12.01	(21)	198,216 20,432 — — — — — —	—	—	10,845	(22)

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.
(2)	The exercise price of the options granted to John Leasure is expressed in U.S. dollars.
(3)

The value of unexercised in-the-money options is determined by multiplying the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93), and, in the case of Mr. Leasure, the NASDAQ ($2.13), by the number of options held and vested as at November 30, 2022.

(4)

The market or payout value of share-based awards that have vested as at November 30, 2021 is determined by multiplying the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93) by the number of share-based awards held as at November 30, 2022. DSUs may only be redeemed when a Beneficiary leaves his/her position with the Corporation.

(5)

162,473 options vested on April 15, 2021, and 162,474 options vested on April 15, 2022. 162,474 options will vest on April 15, 2023. Therefore, as at November 30, 2022, 162,474 options could not be exercised.

(6)

81,102 options vested on February 26, 2022. 81,102 options will vest on February 26, 2023, and 81,103 will vest on February 26, 2024. Therefore, as at November 30, 2022, 162,205 options could not be exercised.

(7)	134,666 options will vest on December 1, 2022, and 134,667 options will vest on December 1, 2023, and December 1, 2024. Therefore, as at November 30, 2022, none of these options could be exercised.
(8)	11,100 options vested on February 26, 2022. Therefore, as at November 30, 2022, all of those 33,300 options were exercisable.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 46 THERATECHNOLOGIES INC.

(9)

16,666 options vested on February 26, 2021, and 16,667 options vested on February 26, 2022. 16,667 options will vest on February 26, 2023. Therefore, as at November 30, 2022, 16,667 options could not be exercised.

(10)

24,411 options vested on February 26, 2022. 24,411 options will vest on February 26, 2023, and February 26, 2024, respectively. Therefore, as at November 30, 2022, 48,822 options could not be exercised.

(11)

52,631 options will vest on December 1, 2022, and 52,632 options will vest on December 1, 2023, and December 1, 2024, respectively. Therefore, as at November 30, 2022, none of these options could be exercised.

(12)

Pursuant to the Option Plan, as the term of these options expired during a black-out period, the term of these options has been extended to end on the tenth (10th) business day following the expiry of the latest black-out period.

(13)	Represents 6,312 DSUs granted on December 15, 2010.
(14)	11,110 options vested on February 26, 2022. Therefore, as at November 30, 2022, all of those 33,300 options were exercisable.
(15)

16,666 options vested on February 26, 2021, and 16,667 options vested on February 26, 2022. 16,667 options will vest on February 26, 2023. Therefore, as at November 30, 2022, 16,667 options could not be exercised.

(16)	These options became fully vested on October 14, 2021, after it was determined that the condition precedent to the acquisition of these options had been met.
(17)

31,730 options vested on February 26, 2022. 31,731 options will vest on February 26, 2023, and February 26, 2024, respectively. Therefore, as at November 30, 2022, 63,462 options could not be exercised.

(18)

52,631 options will vest on December 1, 2022,.52,632 options will vest on December 1, 2023, and December 1, 2024, respectively. Therefore, as at November 30, 2022, none of these options could be exercised.

(19)	7,171 options vested on July 27, 2022. 7,172 options will vest on July 27, 2023, and July 27, 2024, respectively. Therefore, as at November 30, 2022, 14,344 options could not be exercised.
(20)

44,444 options will vest on December 1, 2022, and on December 1, 2023, respectively. 44,445 options will vest on December 1, 2024. Therefore, as at November 30, 2022, none of these options could be exercised.

(21)

Pursuant to the Option Plan, as the term of these options expired during a black-out period, the term of these options has been extended to end on the tenth (10th) business day following the expiry of the latest black-out period.

(22)	Represents 5,000 DSUs granted on December 15, 2010.
(23)	5,934 options vested on February 26, 2022. Therefore, as at November 30, 2022, all of those 17,800 options were exercisable.
(24)	9,300 options vested on February 26, 2021, and February 26, 2022, respectively. 9,300 options will vest on February 26, 2023. Therefore, as at November 30, 2022, 9,300 options could not be exercised.
(25)

21,086 options vested on February 26, 2022. 21,087 options will vest on February 26, 2023, and February 26, 2024, respectively. Therefore, as at November 30, 2022, 42,174 options could not be exercised.

(26)

37,134 options will vest on December 1, 2022. 37,135 options will vest on December 1, 2023 and December 1, 2024, respectively. Therefore, as at November 1, 2022, none of those options could be exercised.

Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2022 under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year (2) ($)
Paul Lévesque President and Chief Executive Officer	59,231	Nil	535,526
Philippe Dubuc Senior Vice President and Chief Financial Officer	4,200	Nil	138,743

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 47 THERATECHNOLOGIES INC.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year (2) ($)
Christian Marsolais Senior Vice President and Chief Medical Officer	4,200	Nil	138,625
John Leasure Global Commercial Officer	Nil	Nil	148,574
Jocelyn Lafond General Counsel and Corporate Secretary	2,344	Nil	86,554

(1)

The value is determined by assuming that the options that vested during the financial year would have been exercised on their vesting date if they were in-the-money on that date. The value corresponds to the difference between the closing price of the Common Shares on the TSX, or the NASDAQ, as the case may be, on the vesting date and the exercise price of the options that vested on that date. The closing price of the Common Shares used to calculate the value vested during the year for options that vested on a day where the TSX, or the NASDAQ, was not open for business was the closing price of the Common Shares on such exchanges on the first day where those exchanges were open for business following the vesting date of the options. All amounts were calculated in CAD and were converted into U.S. dollars using the exchange rate as at the respective vesting date of the options. The exchange rate used for vesting date where the Bank of Canada was closed for business was the exchange rate published by the bank of Canada on the first business day that followed the vesting date. As at February 28, 2022, and as at April 18, 2022: $1.00 = CAD 1.2698, and $1.00 = CAD 1.2618, respectively.

(2)

Except as detailed in the note below, the value was calculated in Canadian dollars and converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2022, where $1.00 = CAD 1.2950.

4.	Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his employment agreement if one of the events described in the table had occurred on November 30, 2022. Except with respect to Mr. John Leasure and except as disclosed in the notes to the tables below, the amounts set forth in the tables below under “Severance” were calculated in CAD and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2022, where $1.00 = CAD 1.2950, and the amounts set forth in the tables below under “Value of Stock Options” and “Value of Share-Based Awards” were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2022 where $1.00 = CAD 1.3508.

Paul Lévesque

President and Chief Executive Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Paul Lévesque on March 1, 2020. Mr. Lévesque’s employment agreement provides for the payment of an annual base salary, which was set at CAD 850,666 for the fiscal year ended on November 30, 2022, and which is subject to review on an annual basis by the Board, and the payment of an annual bonus of 75% of his annual base salary conditional upon his attainment of annual objectives set by the Board. In addition, Mr. Lévesque’s employment agreement provides that he is entitled to participate in any incentive program developed by the Board or any committee thereof and, as such, to receive up to 100% of the value of his annual base salary in the form of options granted under the Option Plan. Mr. Lévesque agreed to non-competition, non-solicitation, non-disclosure and assignment of

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 48 THERATECHNOLOGIES INC.

intellectual property provisions in favour of the Corporation. The Corporation agreed to provide a limited annual stipend to Mr. Lévesque with respect to tax advice, medical expenses which would not be covered under the Corporation’s group benefit plan, or any other ancillary matter. The Corporation also agreed to fund Mr. Lévesque’s Canadian registered retirement savings plan up to the full amount prescribed under applicable laws. Mr. Lévesque can terminate his employment agreement at any time upon four (4) weeks prior written notice to the Corporation. The Corporation can terminate Mr. Lévesque’s employment agreement with cause. The termination of Mr. Lévesque’s employment agreement by the Corporation without just and sufficient cause will entitle Mr. Lévesque to receive an amount equal to eighteen (18) months of his then annual base salary plus an amount equal to 150% of his annual bonus target, calculated at a rate of 75% on his then annual base salary. In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Lévesque’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, Mr. Lévesque will be entitled to receive (i) 200% of his then annual base salary, (ii) 200% of his annual bonus target calculated at a rate of 75% on his then annual base salary, and (iii) the cash value of his benefits calculated over a twenty-four-month period preceding the date of his termination. All of his unvested options will also become vested. Mr. Lévesque is entitled to terminate his employment agreement at his sole discretion within twelve (12) months following the occurrence of a “Change of Control” of the Corporation. In such circumstance, Mr. Lévesque will be entitled to receive (i) 100% of his then annual base salary, (ii) 100% of his annual bonus target calculated on his then annual base salary, and (iii) the cash value of his benefits calculated over a twelve-month period preceding the date of his termination. All of his unvested options will also become vested. In Mr. Lévesque’s employment agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover, merger, amalgamation, arrangement or other similar transactions, of (i) more than forty percent (40%) of the Common Shares of the Corporation or (ii) more than forty percent (40%) of the economic value of the Corporation.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)
Retirement (3)	Nil	14,434	Nil
Termination of Employment without Just Cause (3)	1,724,324	14,434	Nil
Termination of Employment without Just Cause in the event of a Change of Control(4)	2,344,210	21,535	Nil
Voluntary Resignation in the event of a Change of Control(4)	1,172,105	21,535	Nil
Voluntary Resignation (3)	Nil	14,434	Nil

(1)

The value assumes that upon the occurrence of any event set forth in this table, all in-the-money vested options (except in the case of a termination resulting from a Change of Control where all of his options become vested) would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93) and the exercise price of each vested option as at that date. As at November 30, 2022, 324,947 options with an exercise price of CAD 2.87 were vested, and 81,102 options with an exercise price of CAD 3.93 were also vested.

(2)	Mr. Lévesque does not hold any share-based awards.
(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2022, 324,947 options with an exercise price of CAD 2.87 were vested on November 30, 2022, and 81,102 options with an exercise price of CAD 3.93 were also vested.

(4)

In the event of a Change of Control, all of Mr. Lévesque’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93) and the exercise price of each option he holds as at that date. For a description of the options held by Mr. Lévesque, see “ITEM III – Incentive Plan Award – Outstanding Option-Based Awards and Share-Based Awards” above.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 49 THERATECHNOLOGIES INC.

Philippe Dubuc

Senior Vice President and Chief Financial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Philippe Dubuc on February 24, 2016. Mr. Dubuc is eligible to participate in the Corporation’s benefits program and is eligible to receive an annual bonus of up to 40% of his annual base salary based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Dubuc is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Dubuc agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Dubuc’s employment without just and sufficient cause or further to an internal reorganization, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Dubuc’s employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Dubuc under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Dubuc’s agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Dubuc’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)
Retirement (3)	Nil	119,189	Nil
Termination of Employment without Just Cause (3)	311,016	119,189	Nil
Termination of Employment without Just Cause in the event of a Change of Control(4)	435,422	119,189	Nil
Voluntary Resignation in the event of a Change of Control(3)	Nil	119,189	Nil
Voluntary Resignation (3)	Nil	119,189	Nil

(1)

The value assumes that upon the occurrence of an event set forth in this table, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93) and the exercise price of each vested option as at that date. As at November 30, 2022, 175,00 options with an exercise price of CAD 2.01 were vested, 40,000 options with an exercise price of CAD 5.96 were vested, 28,986 options with an exercise price of CAD 9.56 were vested, 33,300 options with an exercise price of CAD 8.76 were vested, 33,333 options with an exercise price of CAD 3.22 were vested, and 24,411 options with an exercise price of CAD 3.93 were vested.

(2)	Mr. Dubuc does not hold any share-based awards.
(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2022, 175,00 options with an exercise price of CAD 2.01 were vested, 40,000 options with an exercise price of CAD 5.96 were vested, 28,986 options with an exercise price of CAD 9.56 were vested, 33,300 options with an exercise price of CAD 8.76 were vested, 33,333 options with an exercise price of CAD 3.22 were vested, and 24,411 options with an exercise price of CAD 3.93 were vested.

(4)

Assumes that Mr. Dubuc receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary. In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93) would be exercised. For a description of the options held by Mr. Dubuc, see “ITEM III – Incentive Plan Award – Outstanding Option-Based Awards and Share-Based Awards” above.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 50 THERATECHNOLOGIES INC.

Christian Marsolais

Senior Vice President and Chief Medical Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012, and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012, between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Medical Affairs, to set its targeted bonus rate at 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause. In addition to his base salary, Mr. Marsolais is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure, standstill and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive an amount equal to eighteen (18) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time period related to the reasonable notice to be provided to Mr. Marsolais under applicable civil law and (ii) eighteen (18) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Marsolais’ agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Marsolais’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement(3)	Nil	270,025	13,691
Termination of Employment without Just Cause (3)	492,278	270,025	13,691
Termination of Employment without Just Cause in the event of a Change of Control(4)	623,552	270,025	13,691
Voluntary Resignation in the event of a Change of Control(3)	Nil	270,025	13,691
Voluntary Resignation(3)	Nil	270,025	13,691

(1)

The value assumes that upon the occurrence of an event set forth in this table, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93) and the exercise price of each vested option as at that date. As at November 30, 2022, 125,00 options with an exercise price of CAD 0.38 were vested, 50,000 options with an exercise price of CAD 2.01 were vested, 40,000 options with an exercise price of CAD 5.96 were vested, 28,986 options with an exercise price of CAD 9.56 were vested, 33,300 options with an exercise price of CAD 8.76 were vested, 133,333 options with an exercise price of CAD 3.22 were vested, and 31,730 options with an exercise price of CAD 3.93 were vested.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2022 (6,312) by the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93).

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 51 THERATECHNOLOGIES INC.

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2022, 125,00 options with an exercise price of CAD 0.38 were vested, 50,000 options with an exercise price of CAD 2.01 were vested, 40,000 options with an exercise price of CAD 5.96 were vested, 28,986 options with an exercise price of CAD 9.56 were vested, 33,300 options with an exercise price of CAD 8.76 were vested, 133,333 options with an exercise price of CAD 3.22 were vested, and 31,730 options with an exercise price of CAD 3.93 were vested.

(4)

Assumes that Mr. Marsolais receives eighteen (18) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary. In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93) would be exercised. For a description of the options held by Mr. Marsolais, see “ITEM III – Incentive Plan Award – Outstanding Option-Based Awards and Share-Based Awards” above.

John Leasure

Global Commercial Officer

The Corporation, through its wholly-owned subsidiary Theratechnologies U.S., Inc. (“Thera US”), entered into an employment agreement with Mr. John Leasure on March 23, 2021, for an indeterminate term. Effective April 11, 2022, the Corporation entered into a new employment agreement (the “2022 Agreement”) directly with the Corporation for an indeterminate term. Under the terms of the 2022 Agreement, Mr. Leasure also acts as Global Commercial Officer of the Corporation and of all of the Corporation’s subsidiaries. Mr. Leasure is entitled to receive an annual base salary, which was set at CAD 402,062 for the year ended November 30, 2022, and which is subject to review on an annual basis by the Board, and the payment of an annual bonus set at 40% of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. The payment of an annual bonus is subject to clawback provisions requiring Mr. Leasure to repay to the Corporation US the last bonus received in the event of violations of certain U.S. Food and Drug Administration rules or other laws applicable to the commercialization of pharmaceutical products in the United States. Under the terms of the 2022 Agreement, Mr. Leasure is also entitled to participate in equity-based incentive plans that the Corporation may implement from time to time. The 2022 Agreement provides that he is entitled to receive a number of stock options of the Corporation, if and when granted by the Board of the Corporation under the Option Plan, representing a target value between 20% to 45% of his annual base salary. The Corporation agreed to match on a dollar-for-dollar basis the funding by Mr. Leasure’s Canadian registered retirement savings plan up to an amount equal to 50% of the maximum annual contribution allowed under Canadian applicable laws. Mr. Leasure is entitled to participate in Thera US’ social benefits comprised of disability and death-in-service benefits and health insurance Mr. Leasure agreed to non-competition, non-solicitation and non-disclosure obligations and to the assignment to the Corporation of any intellectual property created, discovered or made while in the employment or service of the Corporation. Mr. Leasure is entitled to terminate the 2022 Agreement at will upon thirty (30) days prior written notice to the Corporation. In the event the Corporation terminates the 2022 Agreement for cause, the Corporation sole obligation will be to pay Mr. Leasure all earned but unpaid wages though the date of termination as well as other unpaid expenses incurred in the course of his duties while employed by the Corporation (the “Accrued Amounts”). In the event the Corporation terminates the 2022 Agreement without “cause” (as defined in the agreement), or if Mr. Leasure terminates the 2022 Agreement for “good reasons” (as defined in the 2022 Agreement), and such termination occurs prior to March 29, 2026, the Corporation shall pay Mr. Leasure the Accrued Amounts and a severance payment equal to six months of Mr. Leasure then annual base salary. Beginning on March 29, 2026, in the event the Corporation terminates the 2022 Agreement without cause, or if Mr. Leasure terminates the 2022 Agreement for “good reasons”, then the Corporation shall pay Mr. Leasure the Accrued Amounts and a severance payment equal to twelve (12) months of his then annual base salary. In the event there occurs a “Change of Control” of the Corporation and the Corporation terminates the 2022 Agreement without cause within twelve (12) months from the date of

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 52 THERATECHNOLOGIES INC.

the “Change of Control”, or if Mr. Leasure terminates the 2022 Agreement for “good reasons” within such twelve-month period, the Corporation shall pay Mr. Leasure the Accrued Amounts and a severance payment equal to twelve (12) months of his then annual base salary. In the 2022 Agreement, a “Change of Control” is defined as any change of control in fact or in law, including any purchase, sale, transfer, disposition or other transactions, of any nature whatsoever, and whether carried out singly, in combination or as part of a series of transactions, pursuant to or as a result of which (i) any person or group of persons acting together or in concert shall acquire, hold or exercise, whether directly or indirectly, rights over more than forty percent (40%) of the outstanding common shares of Thera US, or which entitle the holder(s) thereof to more than seventy-five percent (75%) of the economic value of the Corporation; or (ii) those individuals who, as at the date immediately preceding the date of the “Change of Control” constitute the board of directors of the Corporation, cease for any reason to constitute at least a majority of the board of directors after the date of the “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement(3)	Nil	Nil	Nil
Termination of Employment without Cause or termination by Mr. Leasure for Good Reasons(3)	155,236	Nil	Nil
Termination of Employment without Cause or termination by Mr. Leasure for Good Reasons in the event of a Change of Control(4)	310,473	Nil	Nil
Voluntary Resignation(3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2022, on the NASDAQ ($2.13) and the exercise price of each vested option as at November 30, 2022. As at November 30, 2022, 7,171 options with an exercise price of $3.48 were vested.

(2)	Mr. Leasure does not hold any share-based awards.
(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2022, 7,171 options with an exercise price of $3.48 were vested.

(4)

Assumes that Mr. Leasure receives twelve (12) months of his annual base salary. In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the NASDAQ on November 30, 2022 ($2.13) would be exercised. For a description of the options held by Mr. Leasure, see “ITEM III – Incentive Plan Award – Outstanding Option-Based Awards and Share-Based Awards” above.

Jocelyn Lafond

General Counsel and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Jocelyn Lafond on March 27, 2007, and an amendment was subsequently entered into on July 5, 2012. In addition to his base salary, Mr. Lafond is entitled to the Corporation’s benefit programs and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Lafond is entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his agreement, Mr. Lafond agreed to non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Lafond’s employment without just and sufficient cause, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). Furthermore, in the event of a “Change of Control” resulting in the termination of Mr. Lafond’s employment without just and sufficient cause within twenty-four (24) months of such

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 53 THERATECHNOLOGIES INC.

“Change of Control” or if he resigns of his own free will during such period, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Lafond under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Lafond’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Lafond’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement	Nil	218,648	10,845
Termination of Employment without Just Cause (3)	239,310	218,648	10,845
Termination of Employment without Just Cause in the event of a Change of Control(4)	318,282	218,648	10,845
Voluntary Resignation in the event of a Change of Control(4)	318,282	218,648	10,845
Voluntary Resignation(3)	Nil	218,648	10,845

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2022 on the TSX (CAD 2.93) and the exercise price of each vested option as at November 30, 2022. As at November 30, 2022, 105,00 options with an exercise price of CAD 0.38 were vested, 30,000 options with an exercise price of CAD 2.01 were vested, 15,000 options with an exercise price of CAD 5.96 were vested, 14,493 options with an exercise price of CAD 9.56 were vested, 17,800 options with an exercise price of CAD 8.76 were vested, 18,600 options with an exercise price of CAD 3.22 were vested, and 21,086 options with an exercise price of CAD 3.93 were vested.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2022 (5,000) by the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93).

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2022, 105,00 options with an exercise price of CAD 0.38 were vested, 30,000 options with an exercise price of CAD 2.01 were vested, 15,000 options with an exercise price of CAD 5.96 were vested, 14,493 options with an exercise price of CAD 9.56 were vested, 17,800 options with an exercise price of CAD 8.76 were vested, 18,600 options with an exercise price of CAD 3.22 were vested, and 21,086 options with an exercise price of CAD 3.93 were vested.

(4)

Assumes that Mr. Lafond receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary. In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the TSX on November 30, 2022 (CAD 2.93) would be exercised. For a description of the options held by Mr. Lafond, see “ITEM III – Incentive Plan Award – Outstanding Option-Based Awards and Share-Based Awards” above.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 54 THERATECHNOLOGIES INC.

5.	Performance Graph

The following graph compares a cumulative annual total shareholder return (“TSR”) on a CAD 100 investment in the Common Shares between December 1, 2017, and November 30, 2022, against a cumulative total shareholder return on the S&P/TSX Composite Index assuming that all dividends are reinvested (“S&P/TSX”), the ARCA Biotechnology Index (“BTK”), and the NASDAQ Biotechnology Index (“NBI”). This graph also shows the trend on the aggregate compensation paid to named executive officers (as they then were for each of those years) over the same period.

	2017	2018	2019	2020	2021	2022
Theratechnologies	100,0	118,0	58,4	43,2	60,6	30,6
S&P / TSX Composite Index	100,0	94,6	106,1	107,0	128,6	127,3
ARCA Biotechnology Index (BTK)	100,0	111,9	117,7	129,6	125,7	125,1
NASDAQ Biotechnology (NBI)	100,0	103,7	113,5	137,7	144,9	131,3
Aggregate Compensation	100,0	79,9	69,9	130,2	118,2	142,7

The trend shown in the above performance graph indicates that, since December 1, 2017, the TSR on a CAD 100 investment in the Common Shares underperformed the S&P/TSX Composite Index, the BTK and the NBI.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 55 THERATECHNOLOGIES INC.

ITEM IV.	CORPORATE GOVERNANCE DISCLOSURE

The Board considers corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to optimize shareholder value. The Nominating and Corporate Governance Committee is responsible for examining the Corporation’s needs in this regard and addressing all issues that may arise from its practices. This Committee ensures that the Corporation’s corporate governance practices comply with Regulation 58-101 respecting Disclosure of Corporate Governance Practices (Québec) and oversees their disclosure according to the guidelines described in Policy Statement 58-201 to Corporate Governance Guidelines (Québec) (hereinafter collectively referred to as the “Regulation”).

The table below details the corporate governance requirements under the Regulation and the position of the Corporation vis-à-vis each of them.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

1.	(a) Disclose the identity of directors who are independent.

“Independence” is defined in Section 1.4 of Regulation 52-110 respecting Audit Committees. After review of the definition of “independence”, the Nominating and Corporate Governance Committee determined that the following directors were “independent” within the meaning of the Regulation in the last fiscal year:

•  Joseph Arena;

•  Frank Holler;

•  Gérald A. Lacoste;

•  Gary Littlejohn;

•  Dale MacCandlish Weil;

•  Andrew Molson;

•  Dawn Svoronos; and

•  Alain Trudeau.

In addition, the Nominating and Corporate Governance Committee determined that the following nominees proposed for election at the Meeting are “independent” within the meaning of the Regulation:

•  Joseph Arena;

•  Frank Holler;

•  Gérald A. Lacoste;

•  Gary Littlejohn;

•  Dale MacCandlish Weil;

•  Andrew Molson;

•  Dawn Svoronos; and

•  Alain Trudeau.

	(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	In reviewing the definition of “independence” under Section 1.4 of Regulation 52-110 respecting Audit Committees the Nominating and Corporate Governance Committee determined that Mr. Paul Lévesque, the President and Chief Executive Officer of the Corporation, was not “independent” in the last fiscal year given his position with the Corporation. Mr. Paul Lévesque is a nominee proposed for election at the Meeting. If elected as a director at the Meeting, Mr. Lévesque will not be “independent” within the meaning of the Regulation as a result of his position with the Corporation.

(c)   Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Eight (8) of the nine (9) directors were independent from the Corporation in the last fiscal year. Eight (8) of the nine (9) nominees proposed for election to the Board are independent.

CORPORATE GOVERNANCE DISCLOSURE MANAGEMENT PROXY CIRCULAR	PAGE 56 THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dawn Svoronos, the Chair of the Board, is a director of Xenon Pharmaceuticals Inc. and Adverum Biotechnologies, Inc. Dale MacCandlish Weil is a director of Tetra Bio-Pharma Inc.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the last fiscal year ended November 30, 2021. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As a matter of routine, the Chair of the Board assesses with the other independent directors after each meeting of the Board whether a meeting without the non-independent director is required.

There were ten (10) meetings of the independent directors in the financial year ended November 30, 2022.

The committees of the Board are composed of independent directors and, whenever non-independent directors attend the committee meetings, the chair of the committee assesses with the independent directors after each meeting of the committee whether a meeting without the non-independent director is required.

(f)   Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director this independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board, Dawn Svoronos, is independent.

The Chair of the Board’s role and responsibilities consist in:

•  Representing the Corporation vis-à-vis shareholders and members of the public;

•  Preparing the agendas for all Board meetings;

•  Presiding over each Board meeting and shareholders meeting;

•  Coordinating with the chairs of the Board committees on topics to be discussed at committee meetings;

•  Following-up with the President and Chief Executive Officer of the Corporation on material matters occurring in the normal course of business of the Corporation;

•  Assessing the circumstances requiring the holding of special meetings of the Board; and

•  Following-up with committee chairs on topics discussed at Board meetings.

	(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	See the information in the tables provided for each nominee under “Election of directors – Nominees”.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	See Appendix “B” attached to this Circular.

3.

(a)   Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chair of the Board and the chair of each Board committee. The persons acting as Chair of the Board and chairs of Board committees have the experience and expertise necessary to assess the role they must play in the context of a public company. See Section 1 (f) above for a description of the role and responsibilities of the Chair of the Board.

The role and responsibilities of the chair of each Board committee consist in:

•  Preparing the agendas for each Committee meeting;

•  Presiding over each committee meeting;

•  Following-up on matters discussed at committee meetings, if and when necessary; and

•  Reporting to the Chair of the Board and the Board.

CORPORATE GOVERNANCE DISCLOSURE MANAGEMENT PROXY CIRCULAR	PAGE 57 THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and the CEO have not developed a written position description for the CEO. However, the Board set the following expectations with respect to the role and responsibilities of the individual currently holding the position of President and Chief Executive Officer:

•  Representing the Corporation vis-à-vis shareholders and members of the public;

•  Implementing and driving the Corporation’s strategy;

•  Understanding of the biopharmaceutical and pharmaceutical industry on a global basis (sales, marketing and market access);

•  Supervising the activities related to the commercialization of the Corporation’s products in the United States, Europe and Canada;

•  Supervising the activities related to research and development programs;

•  Canvassing the potential acquisition or in-licensing of new products and supervising the negotiation of agreements related to such transactions;

•  Overseeing the control of expenses;

•  Having leadership skills;

•  Understanding of finance;

•  Ensuring compliance with an ethical conduct;

•  Reporting to the Board; and

•  Maintaining good relationships with shareholders, employees and members of the public.

All activities conducted by the Corporation that are not conducted in the “normal course of business” of the Corporation are discussed with the Board. The Chair of the Board has frequent communications with the President and Chief Executive Officer and is aware of situations that do not qualify as “normal course of business”.

4.

(a)   Briefly describe what measures the Board takes to orient new members regarding:

(i) the role of the Board, its committees and its Directors, and

(ii)  the nature and operation of the issuer’s business.

The Board has a “Director Orientation and Continuing Education Policy” in place for new directors. For a description of this policy, see Appendix “C” to this Circular.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board oversees continuing education that is provided to the directors. Continuing education is provided in the following form:

•  Articles and books on topics relating to the Corporation’s business, competitors, corporate governance and regulatory matters are provided to directors;

•  At Board meetings, members of management are invited to present on business activities;

•  Consultants are invited from time to time at Board and/or committee meetings to update Board and committee members on various topics relating to the business of the Corporation;

•  Directors attending conferences or seminar addressing relevant topics to the Corporation;

•  Providing directors with published research reports written by healthcare analysts.

5.	(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person may obtain the code;

The Board has adopted a Code of Ethics (the “Code”) and a policy against corruption of civil servants pursuant to the Foreign Corrupt Practices Act (United States) (the “Policy”). On March 3, 2022, the Board amended and restated the Code.

The Code and the Policy are available on the website of the Corporation at www.theratech.com under the section “Investors—Corporate Governance – Corporate Documents”.

CORPORATE GOVERNANCE DISCLOSURE MANAGEMENT PROXY CIRCULAR	PAGE 58 THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(ii)  describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year ended that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board monitors compliance with the Code by requiring that all directors, employees and executive officers certify on a yearly basis that they have read, understood and agreed to be bound by the Code. The Board will also require that the certification encompasses the Policy. The Board also relies on management to report any conduct that is contrary to the Code to the Chair of the Board or the Chair of the Nominating and Corporate Governance Committee.

The Corporation has not filed any material change report pertaining to any conduct of a director or executive officer that departs from the Code in the last fiscal year.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board does not take any particular steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board relies on the loyalty, integrity and honesty of its directors to for the disclosure of any interest a director has or may have in a transaction or agreement. Corporate laws, the general by-laws of the Corporation and the Code require that a director discloses any interest he/she may have or has in any transaction or agreement. In the event a director has any such interest, the director will be asked to leave the Board or committee meeting during which discussions regarding the transaction or agreement will take place. The director will not be entitled to vote on any resolution regarding such transaction or agreement.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.		The Board has adopted the Code and is trained once a year on it by the compliance officer of the Corporation. The Board also emphasizes to management during Board meetings the importance of managing the Corporation with the highest ethical standards with a zero tolerance policy on deviations. The Board also relies on the honesty and loyalty of each individual and the consequences an individual would suffer if his/her ethical business conduct was inadequate.

6.	(a) Describe the process by which the Board identifies new candidates for Board nomination.

The Nominating and Corporate Governance Committee of the Board is responsible to identify new candidates for Board nomination.

The identification of new candidates is undertaken after the Board has assessed the needs of the Corporation and the expertise at the Board level to meet those needs. The identification of new candidates may be done in different ways:

•  Knowledge by a Board member of one or more persons having the skills, experience, time and commitment required to act as directors of the Corporation; or

•  Retaining the services of a third party specialized in the recruitment of directors.

Prior to retaining any individual to act as director of the Corporation, the individual is met by the Chair of the Board and other Board members. In addition, the individual’s background is reviewed.

(b)   Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee was comprised of three (3) independent directors in the fiscal year ended November 30, 2022, namely:

•  Gérald A. Lacoste (chair);

•  Dale MacCandlish Weil; and

•  Dawn Svoronos.

CORPORATE GOVERNANCE DISCLOSURE MANAGEMENT PROXY CIRCULAR	PAGE 59 THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

	(c) If the Board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are described in Appendix “D” to this Circular.

7.	(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board has delegated to the Compensation Committee the evaluation and assessment of the compensation of the Corporation’s directors and executive officers.

The Compensation Committee reviews, among other things, the compensation of the Corporation’s executive officers for the ensuing fiscal year and assesses the performance of each executive officer on a yearly basis against the Corporation’s annual objectives and each executive officer’s personal objectives to determine whether an executive officer is entitled to a bonus in the form of cash for his/her services and/or the grant of stock options. The Compensation Committee has the power to retain the services of third parties to help in the determination of the annual compensation of an executive officer. Where the Compensation Committee does not retain the services of a third party, the Compensation Committee may review publicly available information regarding the compensation of executive officers holding a position similar to the position under review or purchase such information from third parties. The Compensation Committee will also take into consideration publicly available information relating to the average percentage increase in a particular year of the compensation generally paid to executive officers.

The Compensation Committee reviews, from time to time, the compensation of the directors and members of the Board committees. The Compensation Committee has the power to retain the services of third parties to assist its members determining the compensation of directors and committee members.

The Compensation Committee makes recommendations to the Board on the compensation to be paid to executive officers and directors and the Board has complete discretion to accept, reject or amend any recommendation made by the Compensation Committee.

(b)   Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Corporation has a Compensation Committee comprised of independent directors only. In the fiscal year ended November 30, 2022, the Compensation Committee was comprised of the following three (3) independent directors:

•  Gary Littlejohn (Chair);

•  Dawn Svoronos; and

•  Alain Trudeau.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.		The responsibilities, powers and operation of the Compensation Committee are described in Appendix “E” to this Circular.

8.	If the Board has standing committees other than the audit, compensation, nominating committees, identify the committees and describe their function.	None

9.	Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committee, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible to ensure that a process is in place for the review of the performance of individual directors, the Board as a whole, the Board committees, as well as the Board and Committee Chairs.

Assessments are done on an ongoing basis and this has resulted in the appointment of Joseph Arena and Frank Holler as new independent directors in the course of the last fiscal year.

For the last fiscal year ended November 30, 2022, the Board did not conduct a formal assessment of itself, of the Board committees and of each individual director.

CORPORATE GOVERNANCE DISCLOSURE MANAGEMENT PROXY CIRCULAR	PAGE 60 THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

10.	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and if so, include a description of those director term limits or other mechanisms of board renewal.	Theratechnologies has adopted a policy regarding term limits, a summary of which is provided under “Item II—Subjects to be treated at the meeting – Election of Directors – Directors’ Mandatory Retirement Policy”.

11.

(a)   Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Theratechnologies has not adopted a written policy relating to the identification and nomination of women directors. The Board desires to have discretion in selecting candidates since it has determined that it would be inappropriate for Theratechnologies to require that a minimum percentage of candidates at the Board or executive levels be comprised of women.

However, the Charter of the Nominating and Corporate Governance Committee embeds the obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee needs to recruit candidates for directorship. Therefore, gender diversity is now one of the four criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation.

(b)   If an issuer has adopted a policy referred to in 11(a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions;

(ii)  the measures taken to ensure that the policy has been effectively implemented;

(iii)  annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv) whether and if so, how the board and its nominating committee measures the effectiveness of the policy.

As stated above, no written policy has been adopted by the Board of Theratechnologies.

12.	Disclose whether and, if so, how the Board or the nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider a level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer reason for not doing so.

Both the Board and the Nominating and Corporate Governance Committee consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election.

Whenever the issues of succession or addition of new board members are discussed, the members of the Board seek to obtain the candidacy of women who must fulfill the expertise sought by the Board. See Section 11(a) above.

13.	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	Theratechnologies is sensitive to the representation of women holding executive officer positions. However, as for Board candidacy, management will seek to retain the services of the most available skilled person(s) to fulfill available position(s).

CORPORATE GOVERNANCE DISCLOSURE MANAGEMENT PROXY CIRCULAR	PAGE 61 THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

14.	(a) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	As previously mentioned, Theratechnologies has no target with respect to women acting as Board members. The Board wishes to retain its discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates while keeping in mind gender diversity.

	(b) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer had not adopted a target, disclose why it has not done so.	As previously mentioned, Theratechnologies has no target with respect to women in executive officer positions. The Corporation wishes to retain discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates.

	(c) If the issuer had adopted a target referred to in either paragraph 14(a) or 14(b), disclose: (i) the target; and (ii) the annual and cumulative progress of the issuer in achieving the target.	N.A.

15.	(a) Disclose the number and proportion (in percentage terms) of directors on issuer’s board who are women.	Ms. Dawn Svoronos is the Chair of the Board and Ms. Dale MacCandlish Weil acted as a director of the Corporation in the last fiscal year. If Ms. Svoronos and Ms. MacCandlish Weil are elected at the Meeting, the representation of women on the Board will account for 25% of independent directors and 22% of all Board members.

	(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all measure subsidiaries of the issuer, who are women.	The number of executive officers at Theratechnologies amounts to eight (8), one of whom is a woman, namely Ms. Marie-Noël Colussi. Ms. Colussi acts as Vice President, Finance. The proportion of women holding executive positions at Theratechnologies amounts to 13%.

CORPORATE GOVERNANCE DISCLOSURE MANAGEMENT PROXY CIRCULAR	PAGE 62 THERATECHNOLOGIES INC.

ITEM V.	OTHER INFORMATION

1.	Audit Committee Information

General

As at November 30, 2022, the audit committee (the “Audit Committee”) was comprised of four (4) independent directors, namely, Mr. Alain Trudeau, who has been acting as Chair since May 13, 2021, Gérald A. Lacoste, Gary Littlejohn and Frank Holler. These individuals are still the current members of the Audit Committee. All of the Audit Committee members are financially literate within the meaning of National Instrument 52 -110 – Audit Committees and Mr. Alain Trudeau was designated as a “financial expert” under U.S. securities rules during the last fiscal year. The Audit Committee members meet without executive officers at each meeting of the Audit Committee. During the fiscal year ended November 30, 2022, the Audit Committee met a total of four (4) times.

Biography of Audit Committee Members Seeking Reelection

The biography of each Audit Committee member is found under “ITEM II – Subjects to be Treated at the Meeting – Election of Directors – Composition of the Board of Directors - Nominees” above.

Role and Responsibilities

The Audit Committee is responsible for assisting the Board to oversee the followings:

•	the integrity of the Corporation’s financial statements and information related thereto;

•	the Corporation’s internal control system;

•	the appointment and performance assessment of the external auditors; and

•	the Corporation’s risk management matters.

A copy of the Charter of the Audit Committee describing in greater details the role and responsibilities of the Audit Committee is attached as Appendix “F” to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the oversight of the independent external auditors’ work. The Audit Committee pre-approves all audit and non-audit services provided by the external auditors and the fees related thereto. These services may include audit services, audit-related services, tax services and other services. The external auditors and the Corporation’s management report to the Audit Committee on all services performed by the external auditors and on the fees for those services. The Audit Committee approved all of the fees listed in the table above under “Item II – Subjects To Be Treated at the Meeting – Appointment of Auditors”.

Auditors’ Fees

The fees paid to the Auditors of the Corporation for the fiscal years ended November 30, 2022 and 2021 are shown in the table above under “Item II. – Subjects to Be Treated at the Meeting – Appointment of Auditors”.

2.	Shareholder Proposals

The deadline by which the Corporation must receive proposals from shareholders under the Act for presentation at the next annual meeting of shareholders is January 7, 2024.

OTHER INFORMATION MANAGEMENT PROXY CIRCULAR	PAGE 63 THERATECHNOLOGIES INC.

3.	Additional Documentation

The Corporation is a reporting issuer in all Canadian provinces and is required to file its financial statements, annual information form (the “AIF”) and Circular with each Canadian Securities Commission. The Corporation is also a reporting issuer in the United States and qualifies as a “foreign private issuer” under U.S. securities laws.

The financial information of the Corporation is provided in the Corporation‘s comparative financial statements and Management’s Discussion & Analysis for its fiscal year ended November 30, 2022. Copies of the Corporation‘s financial statements, management proxy circular and AIF may be obtained on request to the Corporate Secretary of the Corporation at the following address: 2015 Peel Street, 11th Floor, Montreal, Québec, Canada, H3A 1T8 or by consulting the SEDAR Website at www.sedar.com and the EDGAR Website at www.sec.gov. The Corporation may require the payment of a reasonable fee if the request is made by someone other than a security holder of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short-form prospectus, in which case these documents will be provided free of charge.

OTHER INFORMATION MANAGEMENT PROXY CIRCULAR	PAGE 64 THERATECHNOLOGIES INC.

4.	Approval by the Board

The content and the sending of this Circular have been approved by the Board of the Corporation.

Montreal, Québec, Canada, April 6, 2023.

(signed) Jocelyn Lafond

Jocelyn Lafond General Counsel and Corporate Secretary

OTHER INFORMATION MANAGEMENT PROXY CIRCULAR	PAGE 65 THERATECHNOLOGIES INC.

APPENDIX A

RESOLUTION 2023-1 – SHARE OPTION PLAN

RESOLUTION OF THE SHAREHOLDERS OF

THERATECHNOLOGIES INC. (THE “CORPORATION”)

WHEREAS the Corporation has adopted a share option plan on December 6, 1993, and amended from time to time such plan, as currently in force since May 10, 2022 (the “Option Plan”);

WHEREAS on March 28, 2023, the Board of Directors of the Corporation adopted, subject to shareholder approval, the following amendments to the Option Plan (the “2023 Amended Option Plan”):

(a)

to increase the maximum number of Common Shares that may be issued under the 2023 Amended Option Plan and any other security-based compensation arrangement of the Corporation from 10% to 17% of the issued and outstanding Common Shares, on a non-diluted basis, as calculated on the date of grant of the stock options;

(b)

to increase the maximum number of Common Shares issuable to insiders, as defined in the Securities Act (Ontario) (“Insiders”), at any time, under the 2023 Amended Option Plan and any other security-based compensation arrangements, from 10% to 17% of the issued and outstanding Common Shares; and

(c)

to increase the limit to the number of Common Shares issued to Insiders within any one-year period, under the 2023 Amended Option Plan and any other security-based compensation arrangements, from 10% to 17% of the issued and outstanding Common Shares;

(collectively, the “Proposed Amendments”), as such Proposed Amendments are further described under the heading “Item III – Compensation – Long-Term Incentive Programs – Description of Option Plan” of the Management Information Circular of the Corporation dated April 6, 2023 (the “2023 Circular”) and shown in the copy of the 2023 Amended Option Plan attached as Schedule “A” hereto;

BE IT RESOLVED:

1.	That the following Proposed Amendments be, and they are hereby, approved:

(a)

that the maximum number of Common Shares that may be issued, under the 2023 Amended Option Plan and any other security-based compensation arrangement of the Corporation, be increased from 10% to 17% of the issued and outstanding Common Shares, on a non-diluted basis, as calculated on the date of grant of the stock options;

(b)

that the maximum number of Common Shares issuable to Insiders, at any time, under the 2023 Amended Option Plan and any other security-based compensation arrangements, be increased from 10% to 17% of the issued and outstanding Common Shares; and

(c)

that the limit to the number of Common Shares issued to Insiders within any one-year period, under the 2023 Amended Option Plan and any other security-based compensation arrangements, be increased from 10% to 17% of the issued and outstanding Common Shares; as such Proposed Amendments are further described under the heading “Item III – Compensation – Long-Term Incentive Programs – Description of Option Plan” of the 2023 Circular and shown in the copy of the 2023 Amended Option Plan attached as Schedule “A” hereto;

APPENDIX A – RESOLUTION 2023-1 – SHARE OPTION PLAN MANAGEMENT PROXY CIRCULAR	PAGE 66 THERATECHNOLOGIES INC.

2.

That any director or officer of the Corporation be and is hereby authorized to execute and deliver such documents and instruments and to take such other actions as such director or officer may deem necessary or advisable to give effect to this resolution in his entire discretion, his determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.

APPENDIX A – RESOLUTION 2023-1 – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 67 THERATECHNOLOGIES INC.

SCHEDULE A TO APPENDIX A

SHARE OPTION PLAN

SHARE OPTION PLAN

EFFECTIVE DATE: ~~MAY 10, 2022~~MAY 9, 2023

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT PROXY CIRCULAR	PAGE 68 THERATECHNOLOGIES INC.

1.	PURPOSE OF THE PLAN

The Share Option Plan (the “Plan”) is intended to attract, retain and motivate individuals to the success of Theratechnologies Inc., on a consolidated basis (the “Corporation”), to align those individuals’ interests with those of the Corporation’s shareholders and to allow these individuals to participate in the increased value of the Corporation’s common shares (the “Common Shares”).

2.	CATEGORY AND NUMBER OF SHARES RESERVED UNDER THE PLAN

The Common Shares are the shares of the share capital of the Corporation that are reserved for issuance under the Plan.

The maximum number of Common Shares that may be issued under this Plan, together with any other security-based compensation arrangements of the Corporation, as defined in the Toronto Stock Exchange Company Manual, (the “Security-Based Compensation Arrangements”), shall not exceed ~~10~~17% of the issued and outstanding Common Shares, as calculated on the date of grant (the “Grant Date”) of each option.

Upon the exercise of options or the expiry, cancellation or forfeiture, in whole or in part, of unexercised options, the Common Shares underlying such exercised, expired, cancelled or forfeited options shall be available for future option grants under the Plan.

3.	ADMINISTRATION

The Board of Directors of the Corporation (the “Board”) administers the Plan, provided that, the Board may from time to time solicit and/or accept recommendations regarding the Plan from the Compensation Committee of the Board. Subject to the terms of the Plan, the Board shall have full power and authority to (i) designate the persons who are to receive options under the Plan, (ii) determine the number of options granted, (iii) establish the exercise price of such options, (iv) determine the term of the options, and (v) establish any other condition relative to such options. The Board shall have the right to vary the terms upon which options are granted to particular optionees, provided such different terms do not increase the benefits accruing to such optionees hereunder. Any decision made by the Board regarding the Plan shall be final and conclusive. The day-to-day administration of the Plan may be delegated to such officers and employees of the Corporation or of any subsidiary of the Corporation as the Board in its sole discretion shall determine.

4.	TERMS AND CONDITIONS

4.1

Persons Eligible to Receive Options. The persons eligible to receive options under the Plan are directors, senior executives and key employees of the Corporation and those of its subsidiaries, as well as consultants who work on behalf of the Corporation.

4.2

Number of Options. Each option will entitle the optionee to purchase one Common Share. The total number of options granted to an optionee is determined by the Board, at its sole discretion, except for the following:

4.2.1

the total number of Common Shares set aside for the exercise of options under the Plan for any one individual shall not represent, in any circumstances, more than 5% of the Corporation’s issued and outstanding Common Shares;

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 69 THERATECHNOLOGIES INC.

4.2.2

the total number of Common Shares ~~that may be issued~~issuable to insiders, as defined in the Securities Act (Ontario) (the “Insiders”), at any time, under the Plan together with all other Security-Based Compensation Arrangements, cannot exceed ~~10~~17% of the issued and outstanding Common Shares (“Shares Outstanding”);

4.2.3

the total number of Common Shares issued to Insiders, within any one-year period, under the Plan together with all other Security-Based Compensation Arrangements, cannot exceed ~~10~~17% of the Shares Outstanding; and

4.2.4

the total number of Common Shares set aside for the exercise of options under the Plan to each non-employee director, within any one-year period, cannot exceed a value of $100,000, calculated on the Grant Date, and an aggregate value of $150,000 under all Security-Based Compensation Arrangements, including the Plan.

4.3

Exercise Price. The price at which Common Shares may be purchased under the Plan is determined by the Board on the relevant Grant Date; provided however, that such price may not be less than the market price of the Common Shares (the “Exercise Price”). For the purpose hereof, “market price” shall mean:

4.3.1

for options granted to Canadian and non-US resident optionees, the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on the last trading day immediately preceding the relevant Grant Date;

4.3.2	for options granted to U.S. resident optionees, the closing price of the Common Shares on the U.S. NASDAQ stock market (“NASDAQ”) on the last trading day immediately preceding the relevant Grant Date;

4.3.3

if there was no closing price for the Common Shares on the TSX or NASDAQ, then the market price shall be the closing price of the Common Shares on the stock exchange on which there was a closing price on the last trading day immediately preceding the relevant Grant Date, applying the exchange rate published by Bloomberg on the last trading day preceding the relevant Grant Date;

4.3.4

if there is no closing price on the TSX and NASDAQ, on the last trading day immediately preceding the relevant Grant Date, then the market price shall (i) for Canadian and non-US resident optionees, be the last closing price of the Common Shares on the TSX (or if earlier, the NASDAQ, applying the applicable exchange rate as set forth above) prior to the Grant Date, and (ii) for US resident optionees, the last closing price of the Common Shares on the NASDAQ (or if earlier, the TSX, applying the applicable exchange rate as set forth above) prior to the Grant Date; and

4.3.5

If the Common Shares are not publicly traded as of the relevant Grant Date, the fair market value of one Common Share, as determined by the Board, in its sole discretion, by applying principles of valuation with respect thereto (and with respect to US residents, in accordance with Section 409A of the US Internal Revenue Code).

4.4	Conditions. The Board may subject the exercise of the options to certain conditions which it will determine, at its sole discretion.

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 70 THERATECHNOLOGIES INC.

4.5

Option Period. The optionee may exercise an option at any time starting on the date it becomes vested until the tenth anniversary of the Grant Date or during any other shorter period determined at the discretion of the Board on the Grant Date (the “Option Period”). All unexercised options expire, and have no effect, after the end of the Option Period (the “Expiry Date”), except in the circumstances where the end of the Option Period falls during, or within ten business days after the end of, a “blackout” or similar period imposed under applicable laws or under any insider trading policy or similar policy of the Corporation (the “Blackout Period”) (but not, for greater certainty, a restrictive period resulting from the Corporation or its Insiders being the subject of a cease trade order of a securities regulatory authority). Where the end of the Option Period falls during, or within ten business days after the end of a Blackout Period, the Option Period shall automatically be extended to end on the tenth (10th) business day after the end of such Blackout Period.

4.6

Vesting. Unless otherwise determined by the Board at its sole discretion, all options granted to an optionee under this Plan will vest as to 1/3 on each of the first, second and third anniversaries of their Grant Date, subject to the provisions of Sections 4.9 to 4.12.

4.7

Methods of Payment. The optionee may, during the Option Period, elect to exercise any or all of the options then granted and not previously exercised by delivering to the Corporation payment in full of the Exercise Price (in the applicable currency) accompanied by a completed purchase form, substantially in the form provided in Schedule A hereto (the “Purchase Form”). Payment of the Exercise Price may be made by cash, cheque, certified cheque, cheque from a recognized brokerage firm, bank draft or money order payable to the Corporation, or any other method of payment approved by the Board.

4.8

Cashless Exercise. Pursuant to the Purchase Form and subject to the approval of the Board, an optionee may choose to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such optionee’s Options. The “cashless exercise” procedure may include a sale of such number of Common Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that optionee. Pursuant to the Purchase Form, the optionee may authorize the broker to sell Common Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price, promptly following which the Corporation shall issue the Common Shares underlying the number of Options as provided for in the Purchase Form. A short sale of Common Shares effected for the purpose of the foregoing cashless exercise feature shall be permissible as an exception to applicable restrictions regarding short sales contained in the Corporation’s insider trading policy or similar policies.

4.9

Termination of an Optionee’s Employment. If the optionee (other than a non-employee director) ceases to be an employee or consultant, as the case may be, other than for Cause (as defined below) or for death prior to the Expiry Date (a “Termination of Employment”), the optionee may exercise any or all of the unexercised vested options as at the Date of the Termination of Employment (as defined below) at any time until the earlier of (i) twelve (12) months following the Date of the Termination of Employment, and (ii) the Expiry Date.

For the purposes of the Plan, the transfer of an optionee to another position within the Corporation or a subsidiary thereof, or from the position of employee of the Corporation to a consultant of the Corporation shall not be considered a Termination of Employment.

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 71 THERATECHNOLOGIES INC.

For the purposes of the Plan, the “Date of the Termination of Employment” shall mean the date on which an optionee ceases to be an employee or consultant eligible to participate in the Plan as a result of a termination of employment or engagement with the Corporation or one of its subsidiaries for any reason, whether lawful or unlawful, including death, retirement, disability, resignation, or termination with or without Cause. For the purposes of the Plan, an optionee’s employment with the Corporation or one of its subsidiaries shall be considered to have terminated effective on the last day of the optionee’s actual and active employment with the Corporation or one of its subsidiaries, whether such day is selected by agreement with the individual, or unilaterally by the optionee or the Corporation or one of its subsidiaries, and whether with or without advance notice. Without limiting the generality of the foregoing and subject to applicable law, no period of non-working notice or payment in lieu of such notice that follows the optionee’s last day of actual and active employment shall be deemed to extend the optionee’s period of employment for the purpose of determining his or her rights or entitlements under the Plan.

For the purposes of the Plan, “Cause” shall include, among other things, “serious reason” (as defined in the Civil Code of Québec), dishonest acts such as gross misconduct, theft, fraud, embezzlement, misappropriation, breach of confidentiality, breach of loyalty or breach of duty of loyalty or placement in conflict of interest, or breach of the Corporation’s Code of Ethics or policies regarding insider trading and tipping, and any other reason determined by the Corporation to be cause for termination in accordance with applicable law.

4.10

Non-Employee Director Ceasing to Act as Director. If a non-employee director ceases to be a director of the Corporation, other than for Cause or death prior to the Expiry Date, such non-employee director may exercise any or all unexercised options which are vested on the date he/she ceased to act as a director of the Corporation at any time until the earlier of (i) twelve (12) months following the date such director ceased to hold office, and (ii) the Expiry Date.

4.11

Rights in the Event of an Optionee’s Cessation for Cause. In the event an optionee ceases to be a director, employee or consultant, as the case may be, for Cause, unless otherwise determined by the Board, at its sole discretion, all unexercised options, whether vested or unvested, shall be forfeited, cancelled and terminated as of the Date of the Termination of Employment or, in the case of a director, the date he or she ceases to hold office. In addition, an optionee discharged for Cause will forfeit any compensation, gain or other value realized on the vesting, exercise or settlement of options since the date of first occurrence of the event(s), action(s) or fact(s) that gave rise to the termination for Cause or the sale or other transfer of Common Shares acquired in respect of such options, and must promptly repay such amounts to the Corporation.

4.12

Rights in the Event of an Optionee’s Death. In the event an optionee ceases to be a director, employee or consultant, as the case may be, as a result of death, such optionee’s legal personal representative(s) may exercise any or all unexercised options which are vested on the date of the optionee’s death at any time until the earlier of (i) twelve (12) months following the optionee’s death, and (ii) the Expiry Date.

4.13

No Employment Guaranty. Nothing in the Plan shall confer upon the optionee the continued right to be employed by the Corporation or its subsidiaries or the right to provide services to the Corporation or interfere in any way with the right of the Corporation or its subsidiaries to terminate an optionee’s employment or agreement at any time and for any reason.

4.14

No Shareholder Rights. An optionee shall have no rights as a shareholder with respect to the Common Shares underlying such optionee’s options until the date such Common Shares are issued to the optionee as fully paid-up Common Shares following the exercise by the optionee of such options.

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 72 THERATECHNOLOGIES INC.

4.15

Transfer and Assignment. The optionee’s rights with respect to the options granted under the Plan may not be assigned or transferred by the optionee or be subject to any form of alienation, sale, pledge, hypothec or other encumbrance. The foregoing prohibition does not prevent an optionee to transfer his/her rights to such optionee’s legal personal representative(s) by will or by law or if a court order is issued ordering the transfer of such rights to a third party.

2. Vested options are exercisable only by the optionee or, upon such optionee’s death or incapacity, the legal representative of the optionee’s estate or having authority to deal with the property of the optionee, as applicable. The obligations of each optionee shall be binding on his/her heirs and executors. Moreover, with the Corporation’s prior written approval and subject to such conditions as the Corporation may stipulate, options may also be exercised by an optionee’s retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant. In all circumstances, no exercise shall be allowed until the Corporation receives satisfactory evidence of entitlement to exercise any option, and a person exercising an option may purchase Common Shares only in the person’s own name or in the person’s capacity as legal representative.

4.16

Compliance with Applicable Securities and Other Laws. Options may be exercised only to the extent that the Corporation has obtained the necessary approvals under applicable securities and other laws governing the issue and sale by the Corporation of its Common Shares to optionees.

4.17

Tax Withholding. The Corporation shall have the right and power to require an optionee to remit in cash to the Corporation promptly upon notification of the amount due, an amount to satisfy the minimum federal, state or local or foreign taxes or other obligations required by law to be withheld with respect thereto with respect to any option under this Plan. No Common Shares shall be issued upon an exercise of an option unless and until arrangements satisfactory to the Board shall have been made to satisfy the statutory minimum withholding tax obligations applicable with respect to such exercise. The Corporation may defer issuance or delivery of Common Shares until such requirements are satisfied.

5.	ADJUSTMENTS

Subject to any regulatory approval or notification required by applicable law or stock exchange guidelines, upon the happening of any of the following events, an optionee’s rights with respect to an option granted under the Plan shall be adjusted as hereinafter provided:

5.1

Subdivision, Redivision or Change into a Greater Number. In the event of any subdivision, redivision or change of the Common Shares into a greater number of shares at any time, or in the case of the issue of shares of the Corporation to the holders of its outstanding Common Shares by way of a share dividend or share dividends, the number of Common Shares deliverable by the Corporation upon the exercise of an option shall be increased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, redivision or change.

5.2

Consolidation or Change into a Lesser Number. In the event of any consolidation or change of the Common Shares into a lesser number of shares at any time, the number of Common Shares deliverable by the Corporation upon the exercise of an option shall be decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such consolidation or change.

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 73 THERATECHNOLOGIES INC.

5.3

Reclassification. In the event of any reclassification of the Common Shares, an optionee shall accept, at the time of the exercise of options, in lieu of the number of Common Shares in respect of which the options are being exercised, the number of shares of the Corporation of the appropriate class or classes as the optionee would have been entitled as a result of such reclassification had the options been exercised before such reclassification.

5.4

Amalgamation, Acquisition by an Entity, Sale of Assets. Subject to Subsection 5.5, if the Corporation is to be amalgamated with or acquired by another entity in a merger, arrangement, sale of all or substantially all of its assets or other similar transaction (an “Acquisition”), the Board shall, as to outstanding options, either: (i) make appropriate provisions for the continuation of such options by substituting on an equitable basis for the shares then subject to such options the consideration payable with respect to the outstanding Common Shares in conjunction with the Acquisition; or (ii) upon written notice to the optionees, provide that all options must be exercised, to the extent they are then exercisable, within a specified number of days of the date of such notice, at the end of which period the options shall terminate; or (iii) terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such options (to the extent they are then exercisable) over the Exercise Price thereof.

5.5

Offer to Purchase. Notwithstanding Subsection 5.4 hereof, if an offer to purchase all of the outstanding Common Shares is made, all options which are not vested shall, from the date of the offer, be exercisable notwithstanding any provision to the contrary at the time of the grant.

5.6

Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Corporation, all options will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Board.

5.7

No Adjustments. Except as expressly provided herein, no issue by the Corporation of shares of any class, or securities convertible into shares of any class, shall affect the number or Exercise Price of the Common Shares underlying the options and no modification shall be made with respect to the number or Exercise Price of the Common Shares underlying the options under the Plan. No adjustments shall be made for dividends paid in cash or in property other than securities of the Corporation or its subsidiaries.

5.8	No Fraction. No fractional shares shall be issued under the Plan and the optionee shall receive from the Corporation cash in lieu of such fractional shares.

5.9

Appropriate Adjustments. Upon the occurrence of any of the foregoing events described in Subsections 5.1, 5.2, 5.3 and 5.4 above, the class and aggregate number of shares set forth in Section 2 underlying the options which previously have been or subsequently may be granted under the Plan shall also be appropriately adjusted to reflect the events described in such subsections. The Board or the successor Board shall determine the specific adjustments to be made under this Section 5 and its determination shall be conclusive.

6.	AMENDMENT AND TERMINATION

6.1

Subject to Section 6.3, the Board may amend, suspend or terminate the Plan, or any outstanding option, or any portion of the Plan or of an option, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan and options without seeking shareholder approval:

a)

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 74 THERATECHNOLOGIES INC.

b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and/or NASDAQ);

c)	amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws;

d)	amendments respecting administration of the Plan;

e)

any amendment to the vesting provisions of the Plan or any option, it being understood that in the event of the amendment to the vesting provisions of an option, the Board shall not be under any obligation to amend the vesting provisions of any other option;

f)	any amendment which reduces the Exercise Price of an option held by an optionee who is not an Insider of the Corporation;

g)

any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

h)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares;

i)	amendments necessary to suspend or terminate the Plan; and

j)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the Plan.

6.2	Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board implementing the Plan or granting options under the Plan:

6.2.1

in the event there occurs a transaction contemplated under Subsection 5.4 or 5.6 of the Plan, the Board shall have the right, upon written notice to each optionee, to determine, in the Board’s sole discretion, that all options held by such optionees may be exercised within a specified number of days of the date of such notice, and that upon the expiry of such period, all rights of optionees to options under this Plan or to exercise same (to the extent not theretofore exercised) shall terminate and that all such options shall cease to have further force or effect whatsoever; and

6.2.2

the Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of an optionee’s employment for any reason, including death, shall not apply for any reason acceptable to the Board.

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 75 THERATECHNOLOGIES INC.

Except as expressly set forth herein, no action of the Board or shareholders shall alter or impair the rights of an optionee without the consent of the affected optionee, under any option previously granted to such optionee.

6.3	Approval by a majority of the voting shareholders present at a duly called shareholder meeting is required for the following amendments:

a)

any increase to the maximum number of Common Shares that may be issued under the Plan, including an increase to a fixed maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

b)	the reduction of the Exercise Price of options for Insiders;

c)	the cancellation and reissue of options to the same individual;

d)	the extension of the Option Period of options;

e)	any transfer and assignment of options other than pursuant to Subsection 4.15;

f)	the removal or increase of limits to the number of options that may be granted to Insiders;

g)	the removal or increase of limits to the number of options that may be granted to non-employee directors; and

h)	any amendment to this Section 6.

6.4	No amendment of the Plan or options may contravene the requirements of any competent regulatory authority to which the Plan or the Corporation is now or may hereafter be subject to.

6.5

With regard to shareholder approval as required pursuant to Subsections 6.3b), c) and f), votes attached to shares held directly or indirectly by Insiders benefiting directly or indirectly from the amendment may never be included.

6.6

With regard to shareholder approval as required pursuant to Subsections 6.3a) and h), where the amendment will disproportionately benefit one or more Insiders over other optionees, the votes attached to shares held directly or indirectly by those Insiders receiving the disproportionate benefit may never be included.

6.7

The shareholders’ approval of an amendment may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Common Shares are issued pursuant to the amended terms.

7.	CLAWBACK

Notwithstanding anything to the contrary contained herein, the Board may cancel an option if the optionee, without the consent of the Corporation, (A) has engaged in or engages in any activity that is in conflict with or adverse to the interests of the Corporation or any subsidiary while employed by or providing services to the Corporation or any subsidiary, including fraud or conduct contributing to any financial restatements or irregularities, or (B) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant or agreement with the Corporation or any subsidiary, as determined by the Board, or if the optionee’s employment, service or office is terminated for Cause as indicated herein. The Board may also provide that in any such event the optionee will forfeit any compensation, gain or other value realized

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 76 THERATECHNOLOGIES INC.

thereafter on the vesting, exercise or settlement of such option or the sale or other transfer of Common Shares acquired in respect of such option and must promptly repay such amounts to the Corporation. In addition, the Corporation and its subsidiaries shall retain the right to bring an action at equity or law to enjoin the optionee’s activity and recover damages resulting from such activity. Further, to the extent required by applicable law and/or the rules and regulations of the Exchange or any other securities exchange or inter-dealer quotation service on which the Common Shares are listed or quoted, or if so required pursuant to a written policy adopted by the Corporation, options shall be subject (including on a retroactive basis) to clawback, forfeiture or similar requirements (and such requirements shall be deemed incorporated by reference into all outstanding letters or agreements granting options). Each optionee, by accepting or being deemed to have accepted an option under the Plan, agrees to cooperate fully with the Board and the Corporation, and to cause any and all permitted transferees of the optionee to cooperate fully with the Board and the Corporation, to effectuate any forfeiture or disgorgement required under this Plan. Neither the Board nor the Corporation nor any other person, other than the optionee and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to an optionee or his or her permitted transferees, if any, that may arise in connection with the provisions of this Section 7.

8.	GOVERNING LAW

The Plan and the options granted under the Plan shall be construed in accordance with and be governed by the laws of the Province of Quebec.

9.	EFFECTIVE DATE AND TRANSITIONAL MEASURES

The Plan came in effect on December 6, 1993. It was approved by the Board on December 6, 1993, by the regulatory authorities on December 8, 1993 and by the shareholders on March 29, 1995. It was amended by the Board on ~~thirteen~~fourteen occasions, being July 18, 1994, February 20, 1995, September 26, 1996, July 27, 1998, December 15, 1998, February 16, 1999, March 15, 2001, March 14, 2003, February 8, 2007, April 15, 2016, April 11, 2017, June 12, 2020, March 3, 2022 and March ~~3, 2022~~28, 2023. These changes were approved by the shareholders on ~~eight~~nine occasions, being March 26, 1997, April 22, 1999, May 10, 2001, May 7, 2003, March 29, 2007, May 17, 2016, May 16, 2017, ~~and~~ July 16, 2020 and May 10, 2022. The effective date of this Plan shall be the date on which it is approved by the shareholders ~~(the “Effective Date”)~~. All options granted ~~as of the Effective Date~~beginning on May 10, 2022, shall be governed by the terms and conditions of this version of the Plan. All options granted prior to ~~the Effective Date~~May 10, 2022 shall be governed by the terms and conditions of the version of the Plan approved by Board on June 12, 2020.

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 77 THERATECHNOLOGIES INC.

THERATECHNOLOGIES INC.

SHARE OPTION PLAN – PURCHASE FORM

SECTION A – PURCHASE REQUEST – TO BE COMPLETED BY OPTIONEE

Name:

Mailing Address:

Office telephone:

Current Position in Corporation:

Date of Grant	Number of Options Granted	Number of Options Exercised Hereby*	Exercise Price	Purchase Price

Total Purchase Price:

Method of Payment:

Cashless Exercise (check if applicable) :  ☐

I hereby elect to exercise the number of options to purchase Common Shares of Theratechnologies Inc. as indicated above.

Signature:	Date:

SECTION B	– VERIFICATION – TO BE COMPLETED BY THE CORPORATION

I hereby certify that the above individual is eligible to exercise the number of options as indicated above and acknowledge receipt of payment therefore.

Signature:	Date:

INFORMATION FOR TAX PURPOSES Market value of Common Shares on exercise date:

SECTION C – RECEIPT OF COMMON SHARES

I acknowledge receipt of certificate numbers:

Signature:	Date:

PLEASE RETAIN FOR TAX PURPOSES

SCHEDULE A TO APPENDIX A – SHARE OPTION PLAN MANAGEMENT INFORMATION CIRCULAR	PAGE 78 THERATECHNOLOGIES INC.

APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

I.	Role

The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the stewardship of the Corporation and executes its mandate directly or after considering recommendations from its related committees and Management.

Management is responsible for the Corporation’s day-to-day activities and is charged with realizing strategic activities approved by the Board within the scope of its authorized business activities, capitalization plan and Corporation directives. Management must report regularly to the Board on matters relating to short-term results and long-term development activities.

II.	Obligations and Responsibilities

The Board carries out the functions, performs duties and assumes the responsibilities entrusted by the laws and regulations. The Board may delegate some of its responsibilities to Board committees and Management within the scope of the Corporation’s General By-laws, the laws and the regulations. Therefore, day-to-day management of the Corporation’s activities is entrusted to Senior Management, which reports directly to the Board. One of the key functions of the Board is to appoint the senior management team.

The functions and duties of Board members include, without limitation, the following functions and duties:

A.	Appointment, assessment, succession planning of Senior Management

1.	Select and appoint the President and Chief Executive Officer of the Corporation.

2.	Oversee the appointment of other members of Senior Management.

3.	Ensure that the Corporation has a succession plan for the President and Chief Executive Officer.

4.	Monitor the performance of the President and Chief Executive Officer and other Executive Officers, with respect to pre-established objectives.

B.	Compensation of Directors

1.	Establish the compensation of Directors.

C.	Strategic Direction and Planning

1.	Adopt the Corporation’s strategic planning process.

2.	Approve the Corporation’s strategic plan and review Senior Management’s performance in implementing the plan.

3.	Review the strategic plan annually, taking into account opportunities and risks, and monitoring the Corporation’s performance against the plan.

4.	Review and approve the Corporation’s annual plans towards financing the strategic plan.

APPENDIX B – MANDATE OF THE BOARD OF DIRECTORS MANAGEMENT PROXY CIRCULAR	PAGE 79 THERATECHNOLOGIES INC.

5.	Review and approve the Corporation’s annual operating budget.

6.	Identify key business risks facing the Corporation and the implementation of appropriate systems to manage these risks.

7.	Discuss with Management how the strategic environment is changing and the key strategic issues.

D.	Corporate Behaviour and Governance

1.	Develop an approach to corporate governance, including the determination of principles and guidelines for the Corporation.

2.

Obtain reasonable assurance of the integrity of the President and Chief Executive Officer and other senior members of Management, and that they uphold principles of integrity within the ranks of the Corporation.

3.	Oversee the implementation of a Corporation disclosure policies and procedures.

4.	Monitor the integrity of the Corporation’s internal controls and disclosure systems.

5.	Be available to receive feedback from stakeholders, which must be provided in writing, at the Corporation’s head office, bearing the mention “Confidential”.

E.	Personal Behaviours

1.	Keep up to date with the regular programs and employees of the Corporation.

2.	Upon request, join a committee and actively participate at its meetings.

3.	Be accessible, at least by telephone, to personnel and other Corporation Directors, as required.

4.	Keep confidential information discussed during meetings.

5.	Attend regular and special Board meetings.

6.	Get to know other members of the Board and promote collegial decision-making.

III.	External Advisors

In discharging its duties and responsibilities, the Board is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Board

The Board consists of such number of Directors as the Board may determine from time to time by resolution. The Board must assure itself that it is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board. Directors should have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Corporation. Finally, a majority of the Directors must be independent for the purposes of National Policy 58-201 Corporate Governance Guidelines.

APPENDIX B – MANDATE OF THE BOARD OF DIRECTORS MANAGEMENT PROXY CIRCULAR	PAGE 80 THERATECHNOLOGIES INC.

V.	Board Meeting Procedures

The Board follows the procedure established in the Corporation’s General By-Laws.

VI.	Records

The Corporation’s Secretary keeps the records required by law and any other relevant document.

VII.	Effective Date

This written mandate was adopted by the Directors at its February 8, 2006, Board meeting.

APPENDIX B – MANDATE OF THE BOARD OF DIRECTORS MANAGEMENT PROXY CIRCULAR	PAGE 81 THERATECHNOLOGIES INC.

APPENDIX C

DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY

The Board must first ensure that every new nominee as Director possesses the necessary skill, expertise, availability and knowledge to properly fulfil its mandate. Once a Director is effectively elected, the Chairman of the Board, the President and Chief Executive Officer and Secretary provide him with the specific information required for a well-informed contribution.

I.	Purpose

The purpose of this Director Orientation and Continuing Education Policy (the “Policy”) is to set forth the Corporation’s process of orientation for newly appointed Corporation Directors to familiarize them with the role of the Corporation’s Board of Directors, its committees, its directors, and the nature and operation of the Corporation’s business activities. The Policy also indicates the elements of continuing education of the Board of Directors to ensure the Corporation Directors maintain the skill and knowledge necessary to fulfill their obligations as directors.

II.	Orientation of New Directors

Newly appointed Directors first meet with the Chairman of the Board to discuss the functioning of the Board of Directors. Then, they meet with the President and Chief Executive Officer to discuss the nature and operation of the Corporation’s business activities. As required, meetings may be set up with other Senior Managers to further clarify some of the Corporation’s business activities. Finally, the Secretary provides new directors with the following documents:

A.

Copies of Board meeting minutes and written resolutions since the beginning of the fiscal year (which may include those of the preceding fiscal year, depending of the date of appointment), including a copy of the minutes of the last annual meeting;

B.	A schedule of Board Meetings for the year;

C.	The disclosure policies and procedures and the “Undertaking” form (for signature);

D.

The policy on insider trading in force at Theratechnologies (with mention to register as an insider with the Canadian securities agency through SEDI.ca and to prepare an initial insider report within ten (10) days following appointment);

E.	Theratechnologies’ Share Option Plan;

F.	The latest annual report and accompanying information on Theratechnologies (fact sheet, latest press releases, latest annual information form and corporate presentation);

G.	The Director Disclosure Form (to complete and return within afforded time);

H.	The General By-Laws, the Board’s written mandate, the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Charter; and

I.	The Directors and Senior Management coverage and compensation.

APPENDIX C – DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY MANAGEMENT PROXY CIRCULAR	PAGE 82 THERATECHNOLOGIES INC.

III.	Continuing Education

The following actions are taken to ensure the continuing education of Directors:

A.	Management provides Directors, from time to time, with pertinent articles and books relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;

B.	Key Corporation executives make regular presentations to the Board on business activities;

C.

Certain consultants present to the Board on matters relevant to their role and duties. Consultants such as insurance brokers presenting on risks faced by the Corporation or consultants presenting a long-term strategy for the Corporation;

D.	The Secretary offers Directors continuing education in the form of presentations on new legal and regulatory requirements that impact the Board.

IV.	Review

This Policy is reviewed and modified when the Board of Directors considers it necessary and desirable.

APPENDIX C – DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY MANAGEMENT PROXY CIRCULAR	PAGE 83 THERATECHNOLOGIES INC.

APPENDIX D

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.	Mandate

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	Recruit candidates for the Board;

B.	Review the size of the Board;

C.	Composition of the Board;

D.	Function of the Board;

E.	Orientation and education of Board members;

F.	Succession planning; and

G.	Governance.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Recruit Candidates for the Board

1.	Identify potential candidates as members of the Company’s Board of Directors. In so doing, the Committee will consider:

a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.	gender diversity;

c.

the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

d.	the availability of candidates.

APPENDIX D – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 84 THERATECHNOLOGIES INC.

2.

All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.

3.	The Committee shall proceed as follows for the recruitment of candidates:

a.

when determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chair of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

b.	upon a positive evaluation by the Chair of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.

upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.

B.	Board Size

The Board must be composed of 3 to 20 directors, as per the Company’s Articles of Incorporation and the Law. As provided under the terms of the Company General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:

1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board.

C.	Composition of the Board

1.

Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Company, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Company.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.

D.	Board Functioning

1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.

APPENDIX D – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 85 THERATECHNOLOGIES INC.

E.	Orientation and Continuing Education of Board Members

1.	Develop an orientation and continuing education policy for Directors.

F.	Succession Planning

1.	Develop and monitor succession plans for the Board.

G.	Governance

1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company, as determined by the Board in accordance with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

APPENDIX D – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 86 THERATECHNOLOGIES INC.

VII.	Chair

The Board appoints the Committee Chair who will call and chair the meetings. The Chair reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chair. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chair, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone else to carry out this duty.

X.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.	Effective Date

This charter was adopted by the Directors during the February 8, 2006, Board meeting and amended during the February 7, 2017, August 7, 2019, and December 10, 2019, Board meetings.

APPENDIX D – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 87 THERATECHNOLOGIES INC.

APPENDIX E

COMPENSATION COMMITTEE CHARTER

I.	Mandate

The Compensation Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	Compensation of Senior Management;

B.	Assessment of Senior Management, including an overview and monitoring of the yearly objectives of the Chief Executive Officer (the “CEO”) and other members of Senior Management;

C.	Compensation of Directors;

D.	Stock option grants;

E.	Overall increase in total compensation; and

F.	Review of the succession plan covering the CEO and other members of senior management, including the assessment of the risks related thereto.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a compensation committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Compensation of Senior Management

1.

Develop a compensation policy for the Corporation’s senior management, notably the Senior Management compensation structure, annual salary adjustments as well as the creation and administration of short and long-term incentive plans, stock options, indirect advantages and benefits proposed by the CEO. The CEO cannot be present during any voting or deliberations by the Committee on his or her compensation.

2.	Review and establish all forms of compensation to senior management.

3.	Oversee, as required, employment contracts and terminations of senior management, notably severance pay.

4.	Oversee the Corporation’s annual report on senior management compensation part of the Corporation’s continuous disclosure requirements under applicable laws and regulations.

APPENDIX E – COMPENSATION COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 88 THERATECHNOLOGIES INC.

B.	Assessment of Senior Management

1.	Develop a written position description for the CEO.

2.	Establish general objectives annually for the CEO of the Corporation and for other members of senior management.

3.

Examine and annually assess the objectives of the CEO set by this Committee as well as those of each member of Senior Management set by the CEO, including a mid-year monitoring exercise of these objectives.

4.	Examine, in collaboration with the CEO, the annual performance assessment of other senior managers.

C.	Compensation of Directors

1.	Recommend to the Board approval of the Director’s Compensation Policy.

2.	Examine the compensation of Directors in relation to the risks and duties of their position.

D.	Stock Option Grants

1.	Oversee, review as needed and recommend Board approval of the Corporation Share Option Plan.

2.	The Committee may delegate, at its discretion, the plan’s administration to members of the Corporation’s senior management and employees.

3.	Examine, oversee and recommend Board approval of stock option grants, specifically:

a.	the people to whom options are granted;

b.	the number of options granted;

c.	the exercise price of the options;

d.	the exercise period of the options; and

e.	all other conditions relating to options granted.

E.	Overall Increase in Total Compensation

1.	Approve annually the Corporation’s increase in overall compensation.

F.	Succession Plan

1.	Develop and monitor succession plan for the CEO and other members of senior management.

2.	Evaluate and recommend to the Board succession plans for the CEO and other members of senior management and oversee the implementation of such succession plans.

APPENDIX E – COMPENSATION COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 89 THERATECHNOLOGIES INC.

3.	Assess the risks related to the CEO’s and other members of senior management’s departure, resignation, retirement, long-term disability or sudden death.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. Before retaining or seeking advice from external legal counsel or other external advisors (other than the Corporation’s in-house counsel), the Committee must take into consideration the six factors specified in NASDAQ Listing Rule 5605(d)(3)(D) or any successor provision thereto. The Committee shall set the compensation, and oversee the work, of the external legal counsel or other external advisor. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board, in accordance with applicable laws, rules and regulations.

V.	Minimum Meeting Requirements

The Committee shall meet at least twice per year to discharge its duties, including a mid-year review to monitor and assess the yearly objectives of the CEO and that of the other members of Senior Management.

VI.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of shareholders, or until successors are so appointed.

VII.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VIII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

IX.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

X.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

APPENDIX E – COMPENSATION COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 90 THERATECHNOLOGIES INC.

XI.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XII.	Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XIII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIV.	Effective Date

This charter was adopted by the Directors at its May 3, 2004, Board meeting. It was amended by the Directors during the February 8, 2006, August 7, 2019, and December 10, 2019, Board meetings.

APPENDIX E – COMPENSATION COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 91 THERATECHNOLOGIES INC.

APPENDIX F

AUDIT COMMITTEE CHARTER

I.	Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	the integrity of the Company’s financial statements and related information;

B.	the internal control systems of the Company;

C.	the appointment and performance of the external auditor;

D.	the supervision of the Company’s Risk Management; and

E.	the review and approval of related party transactions.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify the fair presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and timing of the auditing procedures used for the financial statement audit. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information

1.

Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, as applicable, and suggest recommendations to the Board, as the case may be.

2.

Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor, as applicable, the following:

a.

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of significant or material control deficiencies;

APPENDIX F – AUDIT COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 92 THERATECHNOLOGIES INC.

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.

the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of forward-looking information and use of non-GAAP financial measures).

4.	Review and discuss reports from the external auditor on:

a.	all critical accounting policies and practices used by the Company;

b.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor;

c.	the external auditor’s report to the Committee on the planning of external auditing; and

d.	the external auditor’s report to the Committee on the auditing results.

B.	Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

•	obtain precisions as to the mandate of the audit committees;

•	enquire about internal controls and study related risks;

•	obtain copy of the minutes of the audit committees’ meetings; and

•	ensure that the critical accounting policies and practices are identical to the Company’s.

2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

APPENDIX F – AUDIT COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 93 THERATECHNOLOGIES INC.

3.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

4.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

C.	Appointment and Performance Supervision of the External Auditor

1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.

Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.

Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.

Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.

Authorize the Chair of the Committee to pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary where such engagements have not been pre-approved by the Committee as set forth above under paragraph 4; provided, however, that the upper limit of the amount of such approval shall be determined annually by the Committee; and provided, further, that the Chair reports any approval to the Committee at the next meeting of the Committee following the date on which the approval was given by the Chair.

6.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.

the obtaining from the external auditor of a written or verbal statement i) describing all relationships between the external auditor and the Company that may reasonably be thought to bear on their independence; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may reasonably be thought to affect the independence of the external auditor; and

APPENDIX F – AUDIT COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 94 THERATECHNOLOGIES INC.

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.

7.	At least annually, obtain and review a report by the external auditor describing:

a.	the external auditor’s internal quality-control procedures; and

b.

any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the external auditor regarding financial reporting.

9.	Review the audit process with the external auditor.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D.	Supervision of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

E.	Review and Approval of Related Party Transactions

Review, approve and oversee any transaction between the Company and any related person (as defined in NASDAQ Listing Rule 5630) for potential conflicts of interest on an ongoing basis.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

APPENDIX F – AUDIT COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 95 THERATECHNOLOGIES INC.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience that leads to financial sophistication, as determined by the Board. No member of the Committee shall have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chair

The Board appoints the Committee Chair who will call and chair the meetings. The Chair reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chair. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chair, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, as and when applicable, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

APPENDIX F – AUDIT COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 96 THERATECHNOLOGIES INC.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004, Board meeting. It was amended by the Directors during the April 13, 2005, February 8, 2006, February 25, 2015, August 7, 2019, and May 13, 2021, Board meetings.

APPENDIX F – AUDIT COMMITTEE CHARTER MANAGEMENT PROXY CIRCULAR	PAGE 97 THERATECHNOLOGIES INC.